THE SHERWIN-WILLIAMS COMPANY

2001 ANNUAL REPORT


COVER THE EARTH


02024143


























AMERICA'S PAINT COMPANY. Words of *strength* about a company with more than $5 billion in annual sales. Words of *stability* about a company with more than 135 years of coatings experience. Words of *security* about a company with increased dividends to shareholders for 22 consecutive years. Words that honor, humble and remind us of our industry leadership and corporate responsibility to our customers, employees and shareholders.

TABLE OF CONTENTS

ON THE COVER



Like many Americans, Philadelphia painter Meg Saligman was "struck by a desire to do something" after the events of Sept. 11, 2001.

Working with the city's Mural Arts Program and with paint, brushes and buckets supplied by Sherwin-Williams, she and three other painters – Efrain Hererra, Larissa Preston and Cesar Viveros – painted a 7,500-square-foot flag mural in downtown Philadelphia.

"We are not doctors or therapists, so we couldn't help people heal in that way," Saligman says. "But if in our small way we could offer solace and a sense of unity to even one person, it would be worthwhile." It also was important to her that people go about their daily activities despite the tragedy.

"We're painters, and we paint," she says.

The Sherwin-Williams Company recruits, selects and hires the best possible people available – without discrimination based on race, religion, color, creed, sex, national origin, age, disability, status as a special disabled veteran, veteran of the Vietnam era or any other unlawful consideration.

SUMMARY OF OPERATING SEGMENTS

Paint Stores


SHERWIN-WILLIAMS PAINTS

Products Sold
Paints, stains, caulks, applicators, wallcoverings, floorcoverings, spray equipment and related products

Markets Served
Do-It-Yourselfers, professional painting contractors, home builders, property managers, architects, interior designers, industrial, marine, aviation, flooring and original equipment manufacturer (OEM) product finishes

Major Brands Sold
Sherwin-Williams®, Con-Lux®, Old Quaker™, Mercury®, Brod Dugan®, Mautz®, Pro-Line®, Sea-Guard®, ArmorSeal®, Kem® Hi-Temp, Cook™, Sher-Wood®, Powdura®, Polane® and Kem Aqua®

Outlets
2,573 Sherwin-Williams stores in North America

Consumer


Thompson's WaterSeal
Dutch Boy Dirt Fighter
PROLINE
PRATT & LAMBERT
MINWAX WoodFinish

Products Sold
Branded, private label and licensed brand paints, stains, varnishes, industrial products, wood finishing products, applicators, corrosion inhibitors, aerosols and related products

Markets Served
Do-It-Yourselfers, professional painting contractors and industrial maintenance

Major Brands Sold
Dutch Boy®, Krylon®, Minwax®, Cuprinol®, Thompson's® Water Seal®, Formby's®, Red Devil®, Pratt & Lambert®, Martin Senour®, H&C™, White Lightning®, Dupli-Color® and Rubberset®

Outlets
Leading mass merchandisers, home centers, independent paint dealers, hardware stores, automotive retailers and industrial distributors in North America

Automotive Finishes



Products Sold
High performance interior and exterior coatings for the automotive, fleet and heavy truck markets, as well as thousands of associated products

Markets Served
Automotive jobbers, wholesale distributors, collision repair facilities, dealerships, fleet owners and refinishers, production shops, body builders and original equipment manufacturers

Major Brands Sold
Sherwin-Williams®, Martin Senour®, Western®, Lazzuril™, Excelo™, Baco™ and ScottWarren™

Outlets
174 company-operated branches in the United States, Canada, Jamaica and Chile, and other operations in the United States, Canada, Mexico, Brazil, Jamaica, Chile and Italy

International Coatings


PINTURAS SHERWIN-WILLIAMS

Products Sold
Architectural paints, stains, varnishes, industrial maintenance products, aerosols, product finishes, wood finishing products and related products

Markets Served
Do-It-Yourselfers, professional painting contractors, independent dealers, industrial maintenance and OEM product finishes

Major Brands Sold
Sherwin-Williams®, Dutch Boy®, Krylon®, Kem-Tone®, Martin Senour®, Pratt & Lambert®, Minwax®, Sumare™, Ronseal™, Globo™, Pulverlack®, Colorgin™, Andina™, Tri-Flow™, Thompson's® Water Seal® and Marson™

Outlets
Distribution in more than 20 countries through wholly-owned subsidiaries, joint ventures and licensees of technology, trademarks and tradenames, including 52 company-operated architectural and industrial stores in Chile and Brazil



Paint Stores
Consumer
Automotive Finishes
International Coatings

Net External Sales By Operating Segment

(thousands of dollars except per share data)	2001	2000	1999
Net sales	$5,066,005	$5,211,624	$5,003,837
Net income before impairment (1)	263,158	309,654	303,860
Less: Impairment of long-lived assets, net of tax		293,628	
Net income	263,158	16,026	303,860
Per share:			
Net income before impairment - diluted (1)	1.68	1.90	1.80
Less: Impairment of long-lived assets, net of tax		1.80	
Net income - diluted	1.68	.10	1.80
Net income - basic	1.69	.10	1.81
Cash dividends	.58	.54	.48
Book value	9.66	9.22	10.25
Average shares outstanding (thousands)	155,557	161,912	167,925
Return on sales (1)	5.2%	5.9%	6.1%
Return on net operating assets employed (RONAE) (2)	27.5%	29.8%	29.8%
Return on beginning shareholders' equity (1)	17.9%	18.2%	17.7%
Earnings before interest, taxes, depreciation and amortization (EBITDA) (1)	$ 627,174	$ 717,503	$ 707,030
Free cash flow (3)	$ 388,090	$ 242,442	$ 271,941
Total debt to capitalization	29.3%	33.5%	30.4%
Interest coverage (1)	8.8x	9.0x	9.0x
Current ratio	1.3	1.4	1.4
Total technical expenditures (4)	$ 86,222	$ 83,627	$ 78,189

SALES

(millions of dollars)



6000
5000
4000
3000
2000
1000
0
3220
4133
4881
4934
5004
5212
5066
1995
1996
1997
1998
1999
2000
2001

NET INCOME PER SHARE - DILUTED (1)



2.0
1.5
1.0
0.5
0.0
1.18
1.33
1.50
1.57
1.80
1.90
1.68
1995
1996
1997
1998
1999
2000
2001

(1) *Based on net income before the impairment of long-lived assets charge in 2000, net of tax. See Note 2, page 35.*
(2) *Based on income before taxes, and the impairment of long-lived assets charge in 2000, divided by average net accounts receivable, inventories, property, plant and equipment and accounts payable.*
(3) *Net operating cash less capital expenditures and payments of cash dividends.*
(4) *See Note 1, page 34, for a description of technical expenditures.*

Christopher M. Connor
Chairman and Chief Executive Officer

Joseph M. Scaminace
President and Chief Operating Officer

TOTAL RETURNS

Percent Change of Stock Price and Dividends Reinvested
December 29, 2000, to December 31, 2001


10
8
6
4
2
0
-2
-4
-6
-8
-10
7.1%
-4.2%
-9.3%
Sherwin-Williams
Dow Jones Index
S&P 500

Source: Bloomberg

BY ANY MEASURE, 2001 WILL BE REMEMBERED AS AN EXTRAORDINARY YEAR. It was a year of tough business conditions in a tough economy that affected us all. It was a year of a shocking national tragedy that touched us deeply. It was a year that brought our nation together and caused us to reflect upon our individual, family, community and corporate values. At The Sherwin-Williams Company, our culture is shaped by the values we have adhered to for the past 136 years. Our Annual Report to Shareholders begins by naming a few of these cornerstone values. Words like strength, stability and security have always been woven tightly into the fabric of our company just as they reflect what is good and right about our country.

In 2001, Sherwin-Williams generated sales of $5.07 billion, which was a 2.8 percent decline year over year. Net income came in at $263.16 million vs. $309.65 million in 2000, before a charge for impairment of long-lived assets. Diluted net income per share finished 2001 at $1.68 vs. $1.90 before the impairment of long-lived assets charge. While the landscape of American business was filled with companies that fared far worse, we take no satisfaction in this relative comparison. We are disappointed with our results.

Despite previous widespread forecasts, we recognized early in the year that an economic recovery in 2001 wasn't likely to occur. It was clear that our track record of 23 consecutive years of improved earnings was in jeopardy. Management reacted quickly by implementing a program we called "Challenge 24." The goal was straightforward and simple: leave no stone unturned in an effort to achieve a 24th consecutive year of improved earnings. Challenge 24 was a rallying cry for each employee. We wanted to unleash the talent, knowledge and power of 25,000 employees pulling in the same direction.

Unfortunately, the combined energy and effort of our team was not enough to overcome the significant challenges posed by a weak global economy. Although our string of consecutive years of improved earnings ended at 23, Challenge 24 made us a stronger company and helped us achieve some impressive gains.

In a year of lower sales and earnings, investors look for signs of strength, such as a company's ability to generate cash. This past year, through excellent management of working capital, we increased free cash flow by $145.65 million to a record $388.09 million. We define free cash flow as net operating cash available after dividend payments and capital expenditures.

Two factors contributed heavily to this strong performance. We reduced accounts receivable and inventory levels by a combined $133.63 million and decreased days outstanding on both accounts receivable balances and inventory. Our selling, general and administrative expenses were lower year over year for the first time in 20 years. This was accomplished while still making significant investments in our company. We also were able to reduce headcount through thoughtful and responsible management of our human resource needs.

Our increased free cash flow was used to further strengthen, stabilize and secure our company in a number of ways. We retired $123.06 million of debt and increased our year-end cash position by $115.92 million. We also used the cash to make an important acquisition in our Paint Stores Segment by purchasing the net assets of the Mautz Paint Company, including their 33 paint stores in the Midwest. Additionally, we bought back 6.7 million shares of the company's common stock on the open market.

On the strength of our free cash flow performance, in 2002 the Board of Directors approved our 23rd consecutive increase in first quarter dividend payments. While 2001 was not the year we had hoped for, we nonetheless view these results as a positive indicator – during an especially tough year – of management's commitment to fiscal responsibility and shareholder value.

Paint Stores Segment

The Paint Stores Segment increased sales by 0.7 percent over last year to finish the year at $3.21 billion. Operating profit came in at $390.49 million, which was a decrease of 5.1 percent from 2000's performance. Sales of architectural and industrial paint gallons increased but were offset by negative year over year comparisons in our chemical coatings business.

Our marketing strategy is driven by paint purchase trends. As the population ages and people have less free time, the do-it-yourself market is shifting toward hiring professional painting contractors, who purchase almost all of the products they need from the paint store channel. Therefore, our 2,573 company paint stores in North America and the Caribbean give us a significant advantage over all other paint store competitors serving professional customers.

We remain committed to our program of store expansion and added or acquired a net of 85 stores to our chain in 2001. In addition, we continued to introduce new products specifically aimed at improving the productivity of our professional customers. This commitment to technology ensures that we are at the forefront of product innovations year after year.

This past year, we continued to strengthen our leadership position in the industrial and marine coatings business. We gained market share by introducing new product technology aimed at specific focus markets. Our expanded business with the U.S. Navy is one example of our growing customer base for industrial and marine coatings.

Our chemical coatings business had a tough year as manufacturing companies across North America posted lower output month after month throughout 2001. We took steps to significantly strengthen this part of our company by forming a dedicated division within the Paint Stores Segment focused on growing domestic market share, expanding our supply capabilities outside North America, driving gallon sales and improving profits. We have significant opportunities in this business and look forward to improved results in the future.

Consumer Segment

Net sales for the Consumer Segment ended the year at $1.11 billion for a 9.0 percent decline from 2000's performance. Operating profit came in at $108.17 million, representing a 24.1 percent decrease over last year.

Despite this performance, there were encouraging positive trends in our Consumer Segment. During the second half of the year, sales with existing customers began to stabilize. More importantly, quarter over quarter profit improvements were registered in the fourth quarter for the first time in several years. We completed the realignment of this Segment to create three separate divisions: Consumer Division, Diversified Brands Division and Wood Care Division. The management teams responsible for these divisions played a significant role in the improved cash performance of the company. The leadership role these teams assumed in our company's Operational Excellence program is beginning to pay dividends that we expect to continue in 2002.

The Consumer Segment has a portfolio of outstanding brand names and relationships with leading retailers throughout North America. We expect improved future results from this Segment.

Automotive Finishes Segment

The Automotive Finishes Segment experienced a net sales decrease of 5.9 percent to $464.23 million for the year. Operating profit decreased to $51.23 million from $61.26 million. The decline in operating profit for the year was due primarily to lower sales volume and related manufacturing absorption. While collision repair sales throughout the year were higher, this gain was insufficient to offset a soft domestic economy that negatively impacted car and truck production, curtailing this Segment's OEM sales. In addition, inventory corrections by customers in the secondary distribution channels of this Segment further adversely impacted sales. We are encouraged, though, by the quarter over quarter operating profit improvement registered by our Automotive Finishes Segment in the fourth quarter of 2001.

This was the first full year of residency by our Automotive Finishes Segment in its 350,000-square-foot World Headquarters in Warrensville Heights, Ohio. This investment in technology and facilities is already paying dividends by improving our customer relationships and service. Our customer loyalty program, the A-Plus™ Club, has an enrollment of more than 750 customers. We are excited about our growing and highly visible participation in NASCAR as the paint supplier to nearly 20 racing teams in 2001. Automotive Finishes Segment customers also can avail themselves of numerous e-business options at our highly interactive web site.

The Automotive Finishes Segment has developed a comprehensive distribution platform that includes 174 company-operated branches, thousands of automotive refinish distributors and a presence in nearly 30 countries through subsidiaries and licensing agreements.

International Coatings Segment

Net sales in the International Coatings Segment decreased 8.9 percent to $279.62 million in 2001. Operating profit, in U.S. dollars, decreased to $4.90 million from $17.65 million. The sales decrease was due primarily to unfavorable currency exchange rates and weak economic conditions in South America. Excluding the effects of currency exchange fluctuations relative to last year, net sales for the Segment increased 5.2 percent in 2001. The operating profit decrease was a result of several factors including price competition, worsening economic conditions in Argentina, and margin erosion caused by a market shift to lower-priced products.

We are committed to expanding our reach in this Segment and remain confident about the sales opportunities that exist for our 52 company-operated stores and distribution outlets in more than 20 countries. Our ability to transfer advanced technologies from our domestic operations enables us to maintain a leadership position in many of the markets we serve by providing superior coatings and a constant flow of new product introductions. Successful market expansion and penetration occurred in architectural, industrial, marine, aerosol and chemical coatings markets. Ronseal, our operation in the United Kingdom, successfully introduced an enamel paint line and an exterior stain line, achieving substantial gallon sales growth in 2001.

Management Promotions

This past year, three important management promotions were announced. Sean P. Hennessy was promoted to the position of Senior Vice President – Finance, Treasurer and Chief Financial Officer. Sean has had an impressive 17-year career with Sherwin-Williams and has served in a wide range of financial and operating roles. Timothy A. Knight was promoted to President & General Manager, Diversified Brands Division. Tim has been a sales and marketing team leader throughout his seven-year career with the company and is well suited for this division assignment. Harvey P. Sass was promoted to President & General Manager, Wood Care Division. Harvey has made significant contributions to our wood care business over his 14 years with the company, most notably in the area of sales and marketing. These changes strengthen our company and exemplify the importance we place on the retention and development of our strongest assets – our people.

Outlook for 2002

Financial forecasting has become increasingly difficult in the face of such uncertain economic times. Overall, we expect market conditions in 2002 to be flat to up slightly over 2001 with pockets of strength domestically tempered by a continued weakness in foreign currency and the economy as a whole. However, The Sherwin-Williams Company has remained strong, stable and secure through all phases of the economic cycle, beginning its 23rd consecutive year of anticipated dividend growth for shareholders and delivering the kind of performance expected from the market leader.

Carrying the moniker "America's Paint Company" is a badge of honor that the 25,000 employees of our company wear proudly and responsibly. We salute and thank each and every one of them for their dedication and hard work, and know that they join us in thanking our loyal customers, our outstanding suppliers and our trusting shareholders.



Christopher M. Connor
Chairman and Chief Executive Officer



Joseph M. Scaminace
President and Chief Operating Officer


COVER THE EARTH
SHERWIN WILLIAMS



Alfred Lewis
City Manager, Paint Stores Group
Chicago, Ill.

With more than 2,500 stores in North America, Sherwin-Williams has more stores than the next nine paint store companies combined.

SHERWIN-WILLIAMS STORES ARE THE EXCLUSIVE OUTLETS for Sherwin-Williams® branded architectural and industrial paints, stains and products. In 2001, our Paint Stores Group added or acquired 85 stores, bringing the total to 2,573 company-operated outlets in North America. These stores supply a diverse customer base, including architectural and industrial painting contractors, residential and commercial builders and property managers, OEM product finishers, and do-it-yourself homeowners.



PAINT STORES
63% OF NET EXTERNAL SALES

This unique store network enables us to maintain close working relationships with the end users of our products. Staying close to customers helps us to better anticipate and satisfy the diverse needs of each market we serve. In recent years, we have sharpened the focus of our product development and store merchandising efforts on the needs of some key customer segments. This customer-focused approach helps ensure the success of our new products.

Our new Cashmere™ interior wall paint is a good example. Its ease of application saves residential painting contractors time and effort. Its smooth, stipple-free finish appeals to upscale homeowners. This combination of benefits made Cashmere paint an overnight success and will propel its growth and popularity for years to come.

Other examples include Harmony®, a low-odor, low-VOC wall paint that minimizes disruption in occupied areas; AquaClad™ Water-Based Alkyd, a one-coat waterborne industrial and marine topcoat; and a Sher-Wood® product line extension to help production wood finishers comply with ever-tightening environmental regulations. Each of the 21 new products introduced by the Paint Stores Group in 2001 builds on our reputation as an innovator and technology leader.


SHERWIN-WILLIAMS PAINTS

Color is as fundamental to our business as product technology. In 2001, we launched Color Excellence™, an ongoing program to establish Sherwin-Williams paint stores as the industry leader in color selection and delivery. The Color Excellence program is an end-to-end process-control initiative that improves color accuracy and uniformity by improving batch-to-batch manufacturing consistency, container fill level accuracy, and store tinting equipment calibration. The Color Excellence program sets the stage for the introduction of a new color system, including an exclusive color palette by Martha Stewart, in the spring of 2002.

In 2001, we also initiated key changes to the structure and focus of our Chemical Coatings business. Recognizing the increasing globalization of the OEM product finishing industry, we organized teams of technical, marketing and sales specialists to serve specific user markets and expanded our supply capabilities beyond North America. This new organization offers customers around the world professional consultation based on a thorough understanding and depth of experience in their specific industry, combined with a vast technological resource.

We will continue to explore and develop e-business applications that provide value to our customers. For example, customers can now search through thousands of wallpaper patterns and place orders on-line. In 2002, we will launch our on-line business center, offering wholesale customers password-protected 24/7 access to order history, account status, pricing, on-line ordering features and other account-management tools.


Fred

Fred Konecki
Case Packer
Chicago, Ill.

Our Consumer Segment sells products under familiar brands such as Dutch Boy®, Pratt & Lambert®, Minwax®, Krylon® and Thompson's® Water Seal® through top retail outlets nationwide.

THE THREE OPERATING UNITS WITHIN OUR CONSUMER Segment – the Consumer Division, the Wood Care Division and the Diversified Brands Division – produce some of the most powerful brand names in the coatings industry. Private label manufacturing and licensed brand programs have extended our reach among home centers, hardware stores, mass merchandisers, industrial distributors and independent paint stores throughout North America.



CONSUMER
22% OF NET EXTERNAL SALES

CONSUMER DIVISION – With 10 manufacturing facilities and eight distribution centers, the Consumer Division has the resources to serve both external customers and Sherwin-Williams paint stores. We manufacture and market well-known brands like Dutch Boy®, Pratt & Lambert® and Martin Senour®. We also supply private label products to leading retailers.

Successful product launches in 2001 included the Dutch Boy® Dimension® line of products for faux decorating; the Martha Stewart One Coat Program; and the Pratt & Lambert® Ovation™ line of faux decorating products.

The Consumer Division launched several key operations initiatives designed to reduce costs and maximize efficiencies. These include a supplier collaboration program that relies on close interaction with raw materials suppliers, a purchasing program that leverages our buying power, and a supplier diversity program.

We also implemented Six Sigma, a statistical approach to process improvement, as part of our Operational Excellence initiative. We are committed to establishing measurable operational procedures and a culture of continuous improvement.

WOOD CARE DIVISION – Headquartered in Upper Saddle River, N.J., the Wood Care Division is responsible for our Minwax®, Thompson's® Water Seal®, Formby's®, DuraSeal® and Fabulon® product lines. Constant product innovation and technological advancement differentiates our Wood Care products and helps build and strengthen our brands.



Our products are developed for performance, convenience and lasting beauty. In 2001, we introduced Minwax® Stainable Wood Filler, an interior/exterior wood filler for wood finishing repairs. It is a latex formula that stains can penetrate as well as natural wood. We also added Minwax® Super Fast-Drying Polyurethane for Floors, an oil-based protective clear finish designed for use with hardwood floors. Because of its fast drying time and formulation that doesn't require sanding between coats, consumers can begin and finish a project in a single day.

DIVERSIFIED BRANDS DIVISION – The Diversified Brands Division produces aerosol paints and chemicals, paint brushes and rollers, and caulks and sealants. Our brands include Krylon® and Dupli-Color® spray paints; Rubberset® and Sherwin-Williams® brushes and rollers; and White Lightning® caulks and sealants. Additionally, we supply private label spray paint to several mass merchandisers.

We are the largest manufacturer and marketer of aerosol paint in the country. In 2001, we launched several key products into this market. Dupli-Color® Mirage® is a multi-color effect spray paint for automotive retail use that is gaining popularity among do-it-yourselfers and professionals alike. The Krylon Products Group introduced several new products under the Krylon® brand for the craft market and developed targeted programs for contractors.

We also launched a complete line of extension poles for use with our paint rollers.


Toolika
SHERWIN WILLIAMS
AUTOMOTIVE FINISH

Toolika Rhoades
Scientist, Transportation Coatings Development

A special group of scientists at The World Automotive Center in Warrensville Heights, Ohio attempt to foresee the needs of customers 3-to-5-years down the road. This requires vision, the use of non-traditional technology and a willingness to explore new and unique ideas.

THE SHERWIN-WILLIAMS NAME HAS BECOME synonymous with high-quality, high-performance interior and exterior automotive finishes. It's why in addition to serving traditional automotive, fleet and heavy-duty truck markets, nearly 20 NASCAR teams selected us as their paint supplier in 2001. As one racing team owner remarked recently, "We couldn't help but notice a big difference in the appearance of the cars. The color ... the shine ... the vehicles painted with Sherwin-Williams® automotive paint truly stood apart from the rest. And once we heard of the superior support and service that Sherwin-Williams provided the other NASCAR teams, we knew it was time to make a switch."



AUTOMOTIVE FINISHES
9% OF NET EXTERNAL SALES

While being a part of the high-profile racing circuit is certainly rewarding, Sherwin-Williams earned its stripes in automotive markets long before racing achieved its current popularity. In fact, Sherwin-Williams entered the market in 1922 with a lacquer product under the trade name Opex®. Since then, our Automotive Finishes Segment has extended its reach through 174 company-operated branches in the United States, Canada, Jamaica and Chile, along with a comprehensive distribution platform consisting of thousands of automotive refinish distributors. Our products also have a presence in nearly 30 countries through wholly-owned subsidiaries and foreign licensing agreements. The major brands we offer are Sherwin-Williams®, Martin Senour®, Western®, Lazzuril™, Excelo™, Baco™ and ScottWarren™.



Our customer-driven service is apparent in all aspects of our organization. Our automotive learning centers have trained thousands of customers and employees on curricula ranging from product specifications to color to business management. The 350,000-square-foot World Automotive Center in Warrensville Heights, Ohio, is a state-of-the art research and development facility that can also replicate virtually any refinishing environment – from airflow conditions to climate variations. And, with 280 employees in the key automotive finishing disciplines on-site together, customers are assured of the most accurate and timely service possible.

At year-end, our customer loyalty program, the A-Plus™ Club, had an enrollment of more than 750 customer members, who receive valuable marketing and business management services as part of their membership.

The latest in automotive finishing e-technology is also available to Sherwin-Williams customers at www.sherwin-automotive.com. Customers can access automotive color formula mixing information through our Formula Finder, as well as purchase products on-line at our e-store, and remain up-to-date on the latest in color and product technology. The Automotive Finishes Segment of Sherwin-Williams will continue to develop the most technologically advanced, productive, user-friendly products available, while continuing to streamline and consolidate each refinishing system.



Jocelio Verissimo Silva
Production Chief
Sherwin-Williams do Brasil

Our International Division is strengthened by a very loyal, dedicated workforce of more than 2,100 employees.

SHARED DOMESTIC TECHNOLOGIES – COMBINED WITH significant manufacturing capabilities, expanded distribution channels and a growing presence in the markets we serve – fuels optimism in our International Coatings Segment. While our financial performance was hurt by unfavorable currency exchange rates and weak economic conditions in South America, our business is fundamentally sound and poised for growth.



INTERNATIONAL COATINGS
6% OF NET EXTERNAL SALES

The International Coatings Segment distributes Sherwin-Williams brand products and products marketed under well-recognized regional brands in more than 20 countries. We operate through wholly-owned subsidiaries, joint ventures, licensing agreements and independent distributors, along with 52 company-operated stores in Chile and Brazil.

CHILE – In Chile, we provide coatings for virtually all retail and wholesale applications. These include Architectural, Industrial, Marine, Chemical Coatings and Aerosols, where we are the market leader with our Marson™ brand. We have increased market share and market penetration in each of these areas and are confident of future growth. We will continue to open company stores in support of all these markets. Sales into Industrial and Marine markets, such as fishing and copper mining, benefited from the introduction of new coatings technologies – transferred from domestic operations. Further expansion in Industrial will occur with the introduction of new products for the industrial flooring market from the Paint Store Segment's General Polymers business unit.

ARGENTINA – The addition of two new major dealer chains and expansion of our home center business were bright spots in an otherwise depressed market hit by an unemployment rate of 22%, a fourth consecutive year of recession and, in 2002, a significant currency devaluation. While we anticipate gallon volume to continue shrinking, we expect to gain market share. And, the strong distribution we enjoy with the dealer chains will continue to present future growth and sales opportunities.



BRAZIL – This is our largest subsidiary. Our strong portfolio of brands positions us well in every coatings category we serve. We are the market leader in Aerosols with our Colorgin™ brand, which is distributed through home centers, mass retailers and hardware stores. Our Sumaré™ brand has helped us achieve market leadership in Industrial and Marine, which is sold directly to customers as well as through our company stores. We will continue to support this distribution method with the opening of new company stores. Many of the Sumaré product technologies in use were developed from the domestic market. We also manufacture and distribute products for the powder coatings and chemical coatings markets. In our Architectural Coatings business, numerous new products were successfully introduced for hospitals and kitchens and baths, along with texture paints and other specialty coatings. These products are primarily sold through home centers, independent dealers and hardware stores.

UNITED KINGDOM – The launch of our Tri-Flow™ Metal Care™ enamel paint was very successful. Continued growth of this line is expected in Europe. Ronseal Limited will continue its focus on upgrading our interior Woodcare line to increase awareness and preference in all sectors. The introduction by Ronseal Limited of exterior stains in the Gardencare™ line helped propel significant gallon sales increases for the year and will provide solid growth opportunities among existing distribution and major home centers.

While 2001 proved to be a challenging year for our company and our nation, the men and women of Sherwin-Williams were again at their best. If adversity truly introduces us to ourselves, then you'll like the people you meet at Sherwin-Williams. Their gifts of time, money, items of need, support and prayers following the events of Sept. 11 were particularly inspiring and worthy of America's Paint Company. Sherwin-Williams employees dispatched countless dust masks, five-gallon pails, respirators, gloves, buckets and other needed supplies to New York, Pennsylvania and the Pentagon. Yet, these gifts cannot be measured merely in hours, dollars or cartons – but equally, in terms of thoughts, words and deeds. We are proud of, and thankful to, the many dedicated Sherwin-Williams employees who stood so tall in our country's hour of need.





RIO RANCHO, N.M. – More than 1,200 gallons of Sherwin-Williams® paint were used to cover seven acres of soccer fields at the Rio Rancho Sports Complex. Commercial painting contracting firm JTC Inc. painted the flag with Snow White A-100® Exterior Latex Flat and Setfast® Acrylic Latex Traffic Marking for the red and blue areas.



TITUSVILLE, FLA. – A shortage of American flags didn't stop the employees of Sherwin-Williams store #2197 from displaying their patriotism and support for the victims of Sept. 11 and their families. Store employees painted their own Stars and Stripes on a 9-by-12-foot canvas drop cloth.

WASHINGTON, D.C. – Sherwin-Williams donated 10,000 gallons of paint for the restoration of sections of the Pentagon damaged by the Sept. 11 terrorist attacks. The idea for the donation came from Sherwin-Williams computer programmer/analyst Kim Falk. In a letter to Secretary of Defense Donald Rumsfeld, Sherwin-Williams Chairman and CEO Christopher M. Connor explained that the company wanted to honor all who were lost in the attacks and support the government in its restoration of the Pentagon.



ROCK ISLAND, ILL. – The roof of the Thoms Proestler Co. warehouse is adorned with an Old Glory 274 feet long by 156 feet wide, with a total area of 42,744 square feet. Sherwin-Williams donated the 150 gallons of paint needed for the project, and Jim Phillips, owner of Excel Painting and Wallcoverings, donated more than 100 labor hours. Visible only from the air, the flag is intended to show support for pilots and the airline industry. The red and white areas were painted with Sherwin-Williams® Setfast® Acrylic Latex Traffic Marking Paint, and the blue areas were painted with Sherwin-Williams® Metalatex® Semi-Gloss Coating.



CHEYENNE, WYO. – Scott Cloudy, a Sherwin-Williams store manager in Cheyenne, displayed his patriotism by painting the American flag on his garage door. He used white Sherwin-Williams® DTM Acrylic Coating and Sher-Cryl™ Safety Red for the stripes, All Surface Enamel Latex in Regalia Blue for the blue field, and Krylon® spray paint for the white stars.

STORES MAP

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© Copyright 2002 The Sherwin-Williams Company

Today, more than 90% of the U.S. population lives within a 50-mile radius of a Sherwin-Williams Paint Store. For the location of their local store, customers can call 1-800-4-SHERWIN, or visit our web site (www.sherwin-williams.com). The web site also offers approximately 10,000 web pages of valuable coatings information. It's a comprehensive resource for our most sophisticated paint customers as well as an easy-to-use project guide for the do-it-yourselfer.

SUBSIDIARIES

Foreign

Coatings S.r.L.
Compañia Sherwin-Williams, S.A. de C.V.
Eurofinish S.r.L.
Kriesol, S.A.
Productos Quimicos y Pinturas, S.A. de C.V.
Proquipsa, S.A. de C.V.
Quetzal Pinturas, S.A. de C.V.
Ronseal (Ireland) Limited
Ronseal Limited
ScottWarren S.p.A.
Sherwin-Williams (Caribbean) N.V.
Sherwin-Williams (West Indies) Limited
Sherwin-Williams Argentina I.y C.S.A.
Sherwin-Williams Canada Inc.
Sherwin-Williams Cayman Islands Limited
Sherwin-Williams Chile S.A.
Sherwin-Williams do Brasil Industria e Comercio Ltda.
Sherwin-Williams Foreign Sales Corporation Limited
Sherwin-Williams Japan Co., Ltd.
Sherwin-Williams Singapore PTE, Ltd.
The Sherwin-Williams Company Resources Limited

Domestic

Contract Transportation Systems Co.
DIMC, Inc.
Dupli-Color Products Company
Sherwin-Williams Automotive Finishes Corp.
Sherwin-Williams Realty Holdings, Inc.
SWIMC, Inc.
The Sherwin-Williams Acceptance Corporation
Thompson Minwax International Corp.

Cautionary Statement Regarding Forward-Looking Information

Certain statements contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Letter to Shareholders," and elsewhere in this report constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based upon management's current expectations, estimates, assumptions and beliefs concerning future events and conditions and may discuss, among other things, anticipated future performance (including sales and earnings), expected growth and future business plans. Any statement that is not historical in nature is a forward-looking statement and may be identified by the use of words and phrases such as "expects," "anticipates," "believes," "will likely result," "will continue," "plans to," and similar expressions. Readers are cautioned not to place undue reliance on any forward-looking statements. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. These risks, uncertainties and other factors include such things as: general business conditions, strengths of retail economies and the growth in the coatings industry; competitive factors, including pricing pressures and product innovation and quality; changes in raw material availability and pricing; changes in the Company's relationships with customers and suppliers; the ability of the Company to successfully integrate past and future acquisitions into its existing operations, as well as the performance of the businesses acquired; the ability of the Company to successfully complete planned divestitures; changes in general domestic economic conditions such as inflation rates, interest rates and tax rates; risk and uncertainties associated with the Company's expansion into foreign markets, including inflation rates, recessions, foreign currency exchange rates, foreign investment and repatriation restrictions and other external economic and political factors; the achievement of growth in developing markets, such as Mexico and South America; increasingly stringent domestic and foreign governmental regulations including those affecting the environment; inherent uncertainties involved in assessing the Company's potential liability for environmental remediation-related activities; the nature, cost, quantity and outcome of pending and future litigation and other claims, including the lead pigment and lead-based paint litigation and the affect of any legislation and administrative regulations relating thereto; and unusual weather conditions.

Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

FINANCIAL SUMMARY

(Millions of Dollars Except Per Share Data)

	2001	2000	1999	1998	1997
OPERATIONS					
Net sales	$ 5,066	$ 5,212	$ 5,004	$ 4,934	$ 4,881
Cost of goods sold	2,846	2,904	2,755	2,804	2,784
Selling and administrative expenses	1,730	1,740	1,673	1,598	1,574
Impairment of long-lived assets		352			
Interest expense	55	62	61	72	81
Income before income taxes	424	143	490	440	427
Net income	263	16	304	273	261
Net income before impairment (A)	263	310	304	273	261
FINANCIAL POSITION					
Inventories	$ 633	$ 704	$ 703	$ 683	$ 722
Accounts receivable - net	523	594	606	605	546
Working capital	366	436	437	458	417
Property, plant and equipment - net	673	722	712	719	692
Total assets	3,628	3,751	4,033	4,051	4,036
Long-term debt	504	621	622	730	844
Total debt	615	740	742	848	1,005
Shareholders' equity	1,488	1,472	1,699	1,716	1,592
PER SHARE INFORMATION					
Average shares outstanding (000's)	155,557	161,912	167,925	172,162	172,107
Book value	$ 9.66	$ 9.22	$ 10.25	$ 10.03	$ 9.21
Net income before impairment - diluted (A)	1.68	1.90	1.80	1.57	1.50
Net income - diluted	1.68	.10	1.80	1.57	1.50
Net income - basic	1.69	.10	1.81	1.58	1.51
Cash dividends	.58	.54	.48	.45	.40
FINANCIAL RATIOS					
Return on sales (A)	5.2%	5.9%	6.1%	5.5%	5.3%
Asset turnover (A)	1.4x	1.3x	1.2x	1.2x	1.2x
Return on assets (A)	7.3%	7.5%	7.5%	6.7%	6.5%
Return on equity (A)(B)	17.9%	18.2%	17.7%	17.1%	18.6%
Dividend payout ratio (A)	34.6%	28.5%	26.6%	28.5%	26.5%
Total debt to capitalization	29.3%	33.5%	30.4%	33.1%	38.7%
Current ratio	1.3	1.4	1.4	1.4	1.4
Times interest earned (C)	8.8x	9.0x	9.0x	7.1x	6.3x
Working capital to sales	7.2%	8.4%	8.7%	9.3%	8.5%
Effective income tax rate (A)	38.0%	37.5%	38.0%	38.0%	39.0%
GENERAL					
Capital expenditures	$ 83	$ 133	$ 134	$ 146	$ 164
Total technical expenditures (D)	86	84	78	73	63
Advertising expenditures	236	276	265	283	296
Repairs and maintenance	48	48	46	45	45
Depreciation	109	109	105	98	90
Amortization of intangible assets	39	51	50	50	49
Shareholders of record	10,281	10,813	11,475	11,929	11,964
Number of employees	25,789	26,095	25,697	24,822	24,964
Sales per employee (000's)	$ 196	$ 200	$ 195	$ 199	$ 196
Sales per dollar of assets	1.40	1.39	1.24	1.22	1.21

(A) Based on net income before the impairment of long-lived assets charge in 2000, net of tax. See Note 2, page 35.

(B) Based on shareholders' equity at beginning of year and net income before impairment.

(C) Ratio of income before income taxes excluding the charge for impairment in 2000 and interest expense to interest expense.

(D) See Note 1, page 34, for a description of technical expenditures.

FINANCIAL CONDITION – 2001

Net operating cash flow generated by the Company during 2001 was $561.6 million primarily as a result of net income from operations and reductions in working capital which were partially offset by an unusual tax-related payment of $65.7 million that was made to the U.S. Internal Revenue Service for contested tax issues plus accrued interest. The unusual tax-related payment was made to prevent the imposition of above-market interest charges while contested tax issues are being resolved. Working capital reductions occurred as a result of an increased focus by management to improve collections of accounts receivable and accelerate inventory turnover to coincide with lower sales demand. The operating cash flow provided the majority of funds to invest $82.6 million in property, plant and equipment, reduce total debt by $123.1 million, purchase treasury stock of $157.1 million, increase the annual dividend to $91.0 million, and complete acquisitions of businesses of $15.2 million. The Company ended the year with $118.8 million in cash and cash equivalents. The Company's current ratio decreased to 1.32 at December 31, 2001 from 1.39 at the end of 2000. The Company's Consolidated Balance Sheets and Statements of Consolidated Cash Flows, on pages 30 and 31 of this report, provide more detailed information on the Company's financial position and cash flows.

Goodwill, which represents the excess of cost over the fair value of net assets acquired in purchase business combinations, decreased $33.2 million in 2001. Intangible assets, which represent items such as trademarks and patents, decreased $11.6 million in 2001. These decreases were due to amortization expense and foreign currency translation adjustments, partially offset by increases resulting from acquisitions completed in 2001. During 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," which supersedes APBO No. 17, "Intangible Assets." See Note 1 on pages 34 and 35 of this report for a description of SFAS No. 142. The Company has adopted or will adopt SFAS No. 142 in the required periods. Application of the non-amortization provisions of the statement for goodwill and intangible assets acquired before July 1, 2001 is expected to increase net income approximately $24.7 million for the full year 2002.

Deferred pension assets of $393.6 million at December 31, 2001 represent the excess of the fair market value of the assets in the Company's defined benefit pension plans over the actuarially-determined projected benefit obligations. The 2001 increase in deferred pension assets of $29.2 million represents primarily the recognition of the current year net pension credit, described in Note 6 on pages 36 to 38 of this report. The assumed discount rate used to compute the actuarial present value of projected benefit obligations was decreased from 7.00 percent to 6.75 percent at December 31, 2001 due to decreased rates of high-quality, long-term investments. The decrease in the actual return on plan assets during 2001 was primarily the result of returns on equity investments that were below the assumed return of 8.5 percent.

A decrease in Other assets of $13.0 million was due primarily to the amortization of capitalized costs incurred related to designing, developing, obtaining and implementing internal use software in accordance with Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." In addition, a reduction in assets related to certain marketing programs of the Company also contributed to the decrease in Other assets.

Net property, plant and equipment decreased $49.7 million to $672.7 million at December 31, 2001 due to depreciation expense of $109.2 million, impairment charges on assets held for disposal of $6.4 million and foreign currency translation adjustments partially offset by capital expenditures of $82.6 million and acquisitions. Capital expenditures during 2001 in the Paint Stores Segment were primarily attributable to opening new paint stores and store relocations along with normal replacement and upgrading of store equipment. In the Consumer and International Coatings Segments, capital expenditures during 2001 were primarily related to efficiency improvements in production facilities and information systems hardware. Capital expenditures in the Automotive Finishes Segment during 2001 primarily related to improvements and upgrades to the automotive technology center. In 2002, the Company expects that its most significant capital expenditures will relate to various capacity and productivity improvement projects at manufacturing and distribution facilities, new store openings, new point-of-sale equipment and new or upgraded information systems hardware. The Company does not anticipate the need for any specific long-term external financing to support these capital programs.

There were no short-term borrowings outstanding under the Company's commercial paper program at December 31, 2001. During the year, borrowings were made under the Company's commercial paper program that is fully backed by and limited to the borrowing availability under the Company's revolving credit agreements. The aggregate maximum borrowing capacity under the current revolving credit agreements as of December 28, 2001 is $750.6 million. The current portion of long-term debt increased $98.9 million due primarily to the reclassification of $100.0 million of 6.5% Notes due February 1, 2002. Current portion of long-term debt at December 31, 2001 also included current maturities of $11.9 million related to various promissory notes and other obligations.

Long-term debt decreased $117.2 million to $503.5 million at December 31, 2001, resulting primarily from reclassification to current debt maturities of $111.9 million and early redemption of $10.0 million of the Company's 9.875% Debentures. The Company expects to remain in a borrowing position throughout 2002.

The increase in the Company's long-term postretirement benefit liability occurred due to the excess of the net postretirement benefit expense over the costs for benefit claims incurred. The current portion of the accrued postretirement liability, amounting to $14.9 million at December 31, 2001, is included in Other accruals. The assumed discount rate used to calculate the actuarial present value of the postretirement benefit obligations was decreased from 7.00 percent to 6.75 percent at December 31, 2001 due to the reduced rates of high-quality, long-term investments. The assumed health care cost trend rates were revised during 2000 for years 2001 through 2009. The revised rates reflect escalating health care costs that continued to exceed the previously established rates. The trend rate for 2001 was a more representative 9.5 percent annual increase. The rate for 2002 is 8.9 percent decreasing gradually to 5.5 percent in 2010. See Note 6, on pages 36 to 38 of this report, for further information on the Company's postretirement benefit obligations.

The decrease of $48.9 million in Other long-term liabilities during 2001 was due primarily to the previously mentioned unusual tax-related payment of $65.7 million made to prevent the imposition of above-market interest charges while contested issues are being resolved. Partially offsetting this decrease was an increase in certain tax liabilities resulting from timing items. See Note 9, on page 39 of this report, for information concerning the Company's Other long-term liabilities.

Shareholders' equity increased $15.9 million during 2001 to $1,487.8 million due primarily to net income of $263.2 million and net increases in common stock and other capital of $43.1 million due to the tax impact of certain Employee Stock Purchase and Savings Plan (ESOP) transactions and stock option activity. Partially offsetting such increases were cash dividends paid of $91.0 million, purchases of 6.7 million shares of Company common stock for treasury at a cost of $157.1 million, and other comprehensive losses related to foreign currency translations of $40.9 million. The Company acquires its own common stock for general corporate purposes and, depending on its future cash position and market conditions, it may acquire additional shares in the future. In July 2001, the Company's Board of Directors rescinded the previous authorization limit for treasury stock purchases and issued a new authorization for the Company to purchase, in the aggregate, 20.0 million shares of its common stock. During the third and fourth quarters of 2001, the Company acquired 3.0 million shares of its common stock through open market purchases for treasury purposes. The Company had remaining authorization at December 31, 2001 to purchase 17.0 million shares of its common stock.

The 2001 annual dividend of $.58 per share approximated our payout ratio target of 30.0 percent of the prior year's earnings (based on net income before the impairment of long-lived assets charge in 2000, net of tax). This annual dividend represented the twenty-second consecutive year that the dividend has increased and a compounded annual rate of increase of 23.5 percent since the dividend was reinstated in the fourth quarter of 1979. At a meeting held on February 6, 2002, the Board of Directors increased the quarterly dividend to $.15 per share.

The changes in Cumulative other comprehensive loss consisted solely of foreign currency translation adjustments for all years presented in the Company's Consolidated Balance Sheets. The increases in 2001 of $40.9 million and in 2000 of $18.0 million were attributable to weakness in several foreign operation's functional currencies, while the 1999 increase of $100.7 million occurred primarily due to the devaluation of the Brazilian real. In January 2000, the Brazilian Central Bank eliminated its governmental policy of supporting and tightly managing the trading band of the real and allowed it to trade freely in the open market against other currencies. In January 2002, the Argentine government announced plans to discontinue its currency board policy of maintaining a one-to-one fixed exchange rate between the peso and U.S. dollar and will attempt to implement a controlled devaluation during 2002. Due to the uncertainty associated with this new currency policy, management is unable at this time to accurately estimate the future impact of the foreign currency translation of the Argentine peso on comprehensive income. The change in the currency translation rate of the Argentine peso is not expected to have a material impact on the results of operations of the International Coatings Segment.

The Company's past operations included the manufacture and sale of lead pigments and lead-based paints. The Company, along with other companies, is a defendant in a number of legal proceedings, including purported class actions, separate actions brought by the State of Rhode Island, and actions brought by various counties, cities, school districts and other government-related entities, arising from the manufacture and sale of lead pigments and lead-based paints. The plaintiffs are seeking recovery based upon various legal theories, including negligence, strict liability, breach of warranty, negligent misrepresentations and omissions, fraudulent misrepresentations and omissions, concert of action, civil conspiracy, violations of unfair trade practices and consumer protection laws, enterprise liability, market share liability, nuisance, unjust enrichment and other theories. The plaintiffs seek various damages and relief, including personal injury and property damage, costs relating to the detection and abatement of lead-based paint from buildings, costs associated with a public education campaign, medical monitoring costs and others. The Company believes that the litigation is without merit and is vigorously defending such litigation. The Company expects that additional lead pigment and lead-based paint litigation will be filed against the Company in the future asserting similar or different legal theories and seeking similar or different types of damages and relief.

Litigation is inherently subject to many uncertainties. Adverse court rulings or determinations of liability, among other factors, could affect the lead pigment and lead-based paint litigation against the Company and encourage an increase in the number and nature of future claims and proceedings. In addition, from time to time, various legislation and administrative regulations have been enacted or proposed to impose obligations on present and former manufacturers of lead pigments and lead-based paints respecting asserted health concerns associated with such products and to overturn court decisions in which the Company and other manufacturers have been successful. Due to the uncertainties involved, management is unable to predict the outcome of the lead pigment and lead-based paint litigation, the number or nature of possible future claims and proceedings, or the affect that any legislation and/or administrative regulations may have on the litigation or against the Company. In addition, management cannot reasonably determine the scope or amount of the costs and potential liabilities related to such litigation, or any such legislation and regulations. The Company has not accrued any amounts for such litigation. Any costs that may be incurred or potential liabilities that may result from such litigation or such legislation and regulations cannot reasonably be estimated. However, based upon, among other things, the outcome of such litigation to date, management does not currently believe that the costs or potential liabilities ultimately determined to be attributable to the Company arising out of such litigation will have a material adverse effect on the Company's results of operations, liquidity or financial condition.

The operations of the Company, like those of other companies in our industry, are subject to various federal, state and local environmental laws and regulations. These laws and regulations not only govern our current operations and products, but also impose potential liability on the Company for past operations which were conducted utilizing practices and procedures that were considered acceptable under the laws and regulations existing at that time. The Company expects environmental laws and regulations to impose increasingly stringent requirements upon the Company and our industry in the future. The Company believes that it conducts its operations in compliance with applicable environmental laws and regulations and has implemented various programs designed to protect the environment and promote continued compliance.

Depreciation of capital expenditures and other expenses related to ongoing environmental compliance measures are included in the normal operating expenses of conducting business. The Company's capital expenditures, depreciation and other expenses related to ongoing environmental compliance measures were not material to the Company's financial condition, results of operations or liquidity during 2001, and the Company does not expect that such capital expenditures and other expenses will be material to the Company's financial condition, results of operations or liquidity in 2002.

The Company is involved with environmental compliance, investigation and remediation activities at some of its current and former sites (including sites which were previously owned and/or operated by businesses acquired by the Company). The Company, together with other parties, has also been designated a potentially responsible party under federal and state environmental protection laws for the investigation and remediation of environmental contamination and hazardous waste at a number of third-party sites, primarily Superfund sites. The Company may be similarly designated with respect to additional third-party sites in the future.

The Company accrues for environmental-related activities relating to its past operations and third-party sites, including Superfund sites, for which commitments or clean-up plans have been developed and for which costs can be reasonably estimated. These estimated costs are determined based on currently available facts regarding each site. The Company continuously assesses its potential liability for investigation and remediation-related activities and adjusts its environmental-related accruals as information becomes available upon which more accurate costs can be reasonably estimated and as additional accounting guidelines are issued which require changing the estimated costs or the procedure utilized in estimating such costs. Actual costs incurred may vary from these estimates due to the inherent uncertainties involved including, among others, the number and financial condition of parties involved with respect to any given site, the volumetric contribution which may be attributed to the Company relative to that attributed to other parties, the nature and magnitude of the wastes involved, the various technologies that can be used for remediation and the determination of acceptable remediation with respect to a particular site. The Company's environmental-related contingent liabilities are expected to be resolved over an extended period of time.

Pursuant to a Consent Decree entered into with the United States of America in 1997, on behalf of the Environmental Protection Agency, filed in the United States District Court for the Northern District of Illinois, the Company has agreed, in part, to (i) conduct an investigation at its southeast Chicago, Illinois facility to determine the nature, extent and potential impact, if any, of environmental contamination at the facility and (ii) implement remedial action measures, if required, to address any environmental contamination identified pursuant to the investigation. While the Company continues to investigate this site, certain initial remedial actions have occurred at this site.

In 1999, the Company entered into a settlement agreement with PMC, Inc. settling a lawsuit brought by PMC regarding the Company's former manufacturing facility in Chicago, Illinois which was sold to PMC in 1985. Pursuant to the terms of the settlement agreement, the Company agreed, in part, to investigate and remediate, as necessary, certain soil and/or groundwater contamination caused by historical disposals, discharges, releases and/or events occurring at this facility. In 2000, the Company entered into a Consent Decree with the People of the State of Illinois settling an action brought by the State of Illinois against the Company regarding the PMC facility. Under the Consent Decree, the Company agreed, in part, to investigate and remediate, as necessary, certain soil and/or groundwater contamination caused by historical disposals, discharges, releases and/or events occurring at this facility. The Company is currently conducting its investigation of this facility.

With respect to the Company's southeast Chicago, Illinois facility and the PMC facility, the Company has evaluated its potential liability and, based upon its investigations to date, has accrued appropriate amounts. However, due to the uncertainties surrounding these facilities, the Company's ultimate liability may result in costs that are significantly higher than currently accrued. In such event, the recording of the liability may result in a material impact on net income for the annual or interim period during which the additional costs are accrued. The Company expects the contingent liabilities related to these facilities to be resolved over an extended period of time.

The Company does not believe that any potential liability ultimately attributed to the Company for its environmental-related matters will have a material adverse effect on the Company's financial condition, liquidity, cash flow or, except as set forth in the preceding paragraph, net income. See Note 9, on page 39 of this report, for discussion of the environmental-related accruals included in the Company's Consolidated Balance Sheets.

The Company is exposed to market risk associated with interest rates and foreign currency exposure. The Company utilizes derivative instruments as part of its overall financial risk management policy, but does not use derivative instruments for speculative or trading purposes. The Company has partially hedged risks associated with fixed interest rate debt by entering into various interest rate swap agreements (see Note 7, on page 38 of this report). The Company does not believe that any potential loss related to interest rate exposure will have a material adverse effect on the Company's financial condition, results of operations or cash flows. The Company also entered into foreign currency option and forward contracts to hedge against value changes in foreign currency (see Note 4, on page 35 of this report). The Company believes it may experience continuing losses from foreign currency translation. However, the Company does not expect currency translation, transaction or hedging contract losses to have a material adverse effect on the Company's financial condition, results of operations or cash flows.

Results of Operations – 2001 vs 2000

Consolidated net sales decreased 2.8 percent to $5.1 billion in 2001. The most significant factors impacting sales during the year came from the previously announced discontinued paint programs at certain customers in the Consumer Segment, continuing poor domestic and South American economic conditions and continuing weakness in foreign currency exchange rates. Excluding the effects of the previously announced discontinued paint programs, consolidated net sales would have been down 1.2 percent for the year.

Net external sales in the Paint Stores Segment during 2001 increased 0.7 percent to $3.21 billion as higher architectural paint sales offset sales shortfalls in the product finishes and associated product categories. Sales in this Segment continued to be impacted by the sluggish domestic economy and weakness in product finishes sales. Sales to professional painters and industrial maintenance users showed gains for the year. Comparable-store sales decreased 1.3 percent in 2001. This Segment ended 2001 with 2,573 stores in operation compared to 2,488 stores in operation at the end of the prior year. The objective of the Paint Stores Segment is to expand its store base an average of roughly three percent each year. In 2001, the Segment added 85 net new stores through new store openings or acquisition and expects to add approximately 50 net new stores in 2002.

External sales in the Consumer Segment decreased 9.0 percent during 2001 to $1.1 billion. Excluding the previously announced discontinued paint programs at certain customers, external sales for this Segment would have decreased 2.4 percent for the year. Sales comparisons will be impacted in the Consumer Segment for 2002 by the anticipated loss of sales caused by the disposition of the Cleaning Solutions Group business. This Segment also continues to be impacted by the sluggish domestic economy, which is expected to continue through 2002. The Segment's plans for 2002 include new product introductions and expansion of its presence at certain retailers and new customer accounts in preparation of an eventual economic recovery. The pending outcome of a bankruptcy filing for reorganization by a large retail customer may have an adverse effect on sales of this Segment. Management is unable to determine the potential impact on sales at this time.

External sales in the Automotive Finishes Segment decreased 5.9 percent during 2001 to $464.2 million due primarily to the continuing negative impact of the soft domestic economy on this Segment's OEM sales that could not be offset by higher collision repair sales throughout the year. The Company expects that stronger collision repair sales, an increase in the number of automotive branches and sales from new product and color introductions will result in a sales increase for this Segment in 2002.

External sales in the International Coatings Segment decreased 8.9 percent to $279.6 million. The sales decreases, in U.S. dollars, were due primarily to unfavorable currency exchange rates. Excluding the effects of currency exchange fluctuations relative to last year, net sales for the Segment increased 5.2 percent for 2001. Net sales for the year, in local currencies, continued to be impacted by competitive pricing and a shift in sales to lower priced products due to continued poor market and macroeconomic conditions in Brazil and Argentina. The Company expects to realize only minimal sales volume improvements in the International Coatings Segment in 2002 as economic conditions are not expected to improve in most South American countries in which we operate, especially in Argentina where a government controlled currency devaluation is being implemented during the beginning of 2002.

Consolidated gross profit as a percent of sales decreased to 43.8 percent from 44.3 percent in 2000. The Company's gross profit margin was impacted by raw material cost increases, inflated energy costs and higher distribution costs during the first half of the year for 2001 versus 2000. Additionally, gross profit was impacted by rising health care and other employee benefit costs. The Paint Stores Segment's 2001 gross profit margin was flat versus 2000 as a favorable paint product sales mix and selective selling price increases were offset by a charge of $2.1 million for the costs associated with closing a manufacturing facility in the Chemical Coatings Division. Gross profit margin in the Consumer Segment was below last year due to the sales shortfall and competitive pricing pressures that prohibited selling price increases sufficient to offset higher year-over-year raw material, distribution and energy costs earlier in the year. Gross profit margin was essentially flat versus last year in the Automotive Finishes Segment. Selective selling price increases, a favorable product sales mix, and provisions for qualified exit costs recorded in 2000 improved the margin comparison in this Segment, while lower production volume and higher raw material, distribution and energy costs earlier in the year offset these improvements. Gross profit margin in the International Coatings Segment decreased primarily due to price competition and a market shift in product sales to lower priced products in the face of higher U.S. dollar denominated raw material costs.

Consolidated selling, general and administrative expenses (SG&A) for 2001 were $1,729.9 million, which was $10.5 million below last year's spending level. As a percent of sales, SG&A increased to 34.1 percent from 33.4 percent in 2000 due primarily to lower sales. Overall, SG&A in all Segments is being impacted by rising health care and other employee benefit costs. The Paint Stores Segment's SG&A ratio was slightly unfavorable compared to last year primarily due to incremental increases in expenses associated with the 85 stores added through new store openings or acquisition. In spite of the sluggish market conditions, the Paint Stores Segment continues to invest in its business by opening or acquiring stores and maintaining customer service. A slightly favorable SG&A ratio in the Consumer Segment for 2001 as compared to last year was primarily a result of certain SG&A cost reductions in response to lower sales activity. In dollar spending, Consumer Segment SG&A for 2001 was approximately $37.0 million below last year. The Automotive Finishes Segment's SG&A was higher for the year as the Segment continued some incremental spending in order to maintain its market share and customer service levels in a competitive market. The International Coatings Segment's SG&A was favorable for the year due primarily to weaker foreign currencies and the effect on stating SG&A in U.S. dollars. As a percent of sales, this Segment's SG&A ratio increased due to lower sales volume.

Consolidated segment operating profit for 2001 increased to $424.4 million or 8.4 percent of sales compared to $143.4 million or 2.8 percent of sales in 2000. During the fourth quarter of 2000, the Company recognized an asset impairment charge of $352.0 million against segment operating profit in the Consumer Segment to reduce the carrying values of certain long-lived assets, primarily goodwill, to their estimated fair values. Excluding the asset impairment charge, consolidated segment operating profit would have been $495.4 million in 2000 or 9.5 percent of sales. Segment operating profit of the Paint Stores Segment decreased to $390.5 million or 12.2 percent of sales as a favorable paint product sales mix and selective selling price increases could not offset the expense associated with closing a manufacturing facility in the Chemical Coatings Division and the incremental expenses related to new store openings. The Consumer Segment's operating profit declined to $108.2 million or 9.8 percent of external sales due primarily to the sales shortfall and competitive pricing pressures that prohibited selling price increases sufficient to offset higher year-over-year raw material, distribution and energy costs earlier in the year. Segment operating profit of the Automotive Finishes Segment decreased to $51.2 million or 11.0 percent of external sales primarily due to lower production volume and higher raw material, distribution and energy costs earlier in the year and incremental SG&A spending in order to maintain its market share and customer service levels in a competitive market. Segment operating profit of the International Coatings Segment decreased to $4.9 million or 1.8 percent of external sales primarily due to increased price competition and a market shift in product sales to lower priced products in the face of higher U.S. dollar denominated raw material costs. There are certain risks in transacting business internationally, such as changes in applicable laws and regulatory requirements, political instability, general economic and labor conditions, fluctuations in currency exchange rates and expatriation restrictions, which could adversely affect the financial condition or results of operation of the Company's consolidated foreign subsidiaries. Corporate expenses decreased in 2001 primarily due to the reduction in certain information systems expenses and decreased interest expense which were partially offset by increases in certain unallocated employee benefit expenses. Refer to Note 16, on pages 44 through 46 of this report, for additional reportable segment information.

Interest expense decreased in 2001 primarily due to lower average short-term debt outstanding and rates. However, interest coverage decreased to 8.8 times in 2001 versus 9.0 times in 2000, excluding the effects of the asset impairment charge, due primarily to lower income before income taxes in 2001. Fixed charge coverage, which is calculated using interest and rent expense, decreased to 5.2 times in 2001 from 5.7 times in 2000, excluding the effects of the asset impairment charge.

Interest and net investment income decreased in 2001 primarily due to lower average balances of cash and cash equivalents, partially offset by higher average yields. Other expense - net for 2001 was essentially flat with 2000, as gains from the sale of certain assets were partially offset by provisions for environmental matters in 2001. See Note 4, on page 35 of this report, for further detail on Other expense - net. As shown in Note 13, on page 43 of this report, the effective income tax rate increased to 38.0 percent in 2001 from 37.5 percent in 2000, excluding the effects of the asset impairment charge, due to the impact of certain investment vehicles.

Net income increased in 2001 to $263.2 million from $16.0 million in 2000. Net income per share-diluted increased to $1.68 per share compared to $.10 per share last year. See Note 15, on page 44 of this report, for detailed computations. Excluding the effects of the asset impairment charge in 2000, net income for 2000 was $309.7 million and net income per share-diluted was $1.90 per share.

Results of Operations – 2000 vs 1999

Consolidated net sales increased 4.2 percent to $5.2 billion in 2000, primarily due to increased sales in the Paint Stores, Automotive Finishes and International Coatings Segments that were partially offset by decreased sales in the Consumer Segment.

Net external sales in the Paint Stores Segment during 2000 increased 6.1 percent to $3.2 billion as higher volume sales of paint products outpaced increases in the stores' other product lines (wallcoverings, floorcoverings, spray equipment and associated products) with sales to professional painters and industrial users showing the greatest gains. Comparable-store sales increased 3.7 percent in 2000. In 2000, the Segment added 92 net new stores and ended the year with 2,488 stores in operation compared to 2,396 stores in operation at the end of 1999.

External sales in the Consumer Segment decreased 0.4 percent during 2000 to $1.2 billion primarily due to a sluggish domestic do-it-yourself market. New product launches, sales to new customers and increased sales to certain existing customers could not offset the effects of the sluggish retail market.

External sales in the Automotive Finishes Segment increased 4.8 percent during 2000 to $493.4 million due primarily to the sales of vehicle refinish products. The soft domestic economy during the fourth quarter of 2000 negatively impacted this Segment's OEM sales.

External sales in the International Coatings Segment for 2000 increased 2.6 percent to $307.0 million due primarily to increased gallons sold. Sales in local currencies were up 6.5 percent, while U.S. dollar comparisons were affected by currency conversions. Net sales for 2000 continued to be impacted by a shift in sales to lower priced products and competitive pricing due to poor market conditions in South America, particularly in Argentina.

Consolidated gross profit as a percent of sales decreased in 2000 to 44.3 percent from 44.9 percent in 1999. The Company's gross profit margin was impacted by raw material cost increases, inflated energy costs and higher distribution costs. The Paint Stores Segment's 2000 gross profit margin was slightly higher than 1999 primarily due to increased paint volume sales, a favorable product sales mix and selective selling price increases. Gross profit margin in the Consumer Segment for 2000 was lower than 1999 as competitive pricing pressures prohibited selling price increases sufficient to offset increased raw material costs and higher distribution costs. In addition, costs associated with new product launches and new customer start-ups could not be offset by volume related manufacturing efficiencies and certain cost reductions. Gross profit margin decreased in the Automotive Finishes Segment during 2000 and was also unfavorably impacted by increased raw material costs. Gross profit margin in the International Coatings Segment decreased primarily due to price competition, increased raw material costs and an unfavorable product sales mix to lower margin products in 2000.

SG&A expenses for 2000 remained flat as a percent of sales at 33.4 percent. Increased expenses in 2000 related to new store openings, new products, new customers and the consolidation of two research facilities and division administrative functions into the automotive technology center. Offsetting these increased expenses was the reduction in costs in 2000 due to the completion in 1999 of the Company's Year 2000 compliance project. The Paint Stores Segment's 2000 SG&A ratio was slightly unfavorable compared to 1999 primarily due to increased expenses related to 92 net new store openings. The Paint Stores Segment continued its investment in expanding its business in spite of the soft domestic economy during the latter part of 2000. A slightly favorable SG&A ratio in the Consumer Segment for 2000 as compared to 1999 was primarily a result of certain administrative cost reductions partially offset by decreased sales and increased costs of new product launches and new customer start-ups. The Automotive Finishes Segment's SG&A ratio in 2000 was also slightly favorable compared to 1999 primarily due to higher sales volume partially offset by severance and moving costs associated with the consolidation of the Segment's research and administrative functions into the newly purchased automotive technology center. The International Coatings Segment's SG&A ratio for 2000 was unfavorable primarily due to higher commissions in Brazil relating to increased sales, partially offset by overall sales increases.

During the fourth quarter of 2000, the Company recognized an asset impairment charge of $352.0 million ($293.6 million after-tax or $1.80 per diluted share) in the Consumer Segment to reduce the carrying values of certain long-lived assets, primarily goodwill, to their estimated fair values. Cash flow in 2000 was not affected by this accounting charge which is more fully described in Note 2 on page 35 of this report. Accordingly, consolidated segment operating profit for 2000 was reduced to 2.8 percent of sales compared to 9.8 percent of sales in 1999. Excluding the asset impairment charge, consolidated segment operating profit in 2000 increased 1.1 percent but declined as a percent of sales to 9.5 percent from 9.8 percent in 1999. Segment operating profit of the Paint Stores Segment for 2000 increased 9.2 percent to 12.9 percent of sales, as increased paint volume sales, a favorable product mix and selective selling price increases more than offset increased expenses related to new store openings. The Consumer Segment's 2000 operating profit, excluding the effects of the asset impairment charge, declined 8.0 percent primarily due to competitive pricing pressures that did not allow recovery of all increased raw material costs and higher distribution costs. Segment operating profit during 2000 for the Automotive Finishes Segment decreased $5.3 million or 7.9 percent primarily due to increased raw material costs and disposition and termination of operations expenses of $6.8 million for two research centers idled by the consolidation into the new automotive technology center. See Note 5, on page 36 of this report, for additional disposition and termination of operations information. Segment operating profit of the International Coatings Segment decreased in 2000 to $17.7 million from $33.9 million in 1999 primarily due to increased price competition, increased raw material costs and an unfavorable product sales mix to lower margin products. Corporate expenses decreased in 2000 primarily due to the reduction in certain information systems expenses, including the completion of the Company's Year 2000 compliance project in 1999, partially offset by increased interest expense and certain unallocated employee benefit expenses. Refer to Note 16, on pages 44 through 46 of this report, for additional reportable segment information.

Interest expense increased slightly in 2000 primarily due to higher average short-term debt outstanding and rates, partially offset by lower average long-term debt outstanding. As a result, interest coverage, excluding the effects of the asset impairment charge, remained unchanged from 1999 at 9.0 times. Interest coverage in 2000, after recording the effects of the asset impairment charge, decreased to 3.3 times. Fixed charge coverage, excluding the effects of the asset impairment charge, which is calculated using interest and rent expense, decreased to 5.7 times in 2000 from 5.8 times in 1999. Fixed charge coverage in 2000, after recording the effects of the asset impairment charge, was 2.4 times.

Interest and net investment income decreased in 2000 primarily due to lower average cash and short-term investment balances, partially offset by higher average yields. See Note 4, on page 35 of this report, for further detail on Other expense - net. As shown in Note 13, on page 43 of this report, the effective income tax rate was 88.9 percent in 2000 due to the effect of a portion of the asset impairment charge that was not deductible for tax purposes. Excluding the effects of the asset impairment charge, the effective tax rate declined to 37.5 percent from 38.0 percent in 1999.

Net income decreased in 2000 to $16.0 million from $303.9 million in 1999 due primarily to the effects of the asset impairment charge. Net income per share-diluted for 2000 was reduced to $.10 per share from $1.80 in 1999. See Note 15, on page 44 of this report, for detailed computations. Excluding the effects of the asset impairment charge, net income for 2000 increased 1.9 percent to $309.7 million, and net income per share-diluted increased 5.6 percent to $1.90 per share.

REPORT OF MANAGEMENT

Shareholders
The Sherwin-Williams Company

We have prepared the accompanying consolidated financial statements and related information included herein for the years ended December 31, 2001, 2000 and 1999. The primary responsibility for the integrity of the financial information rests with management. This information is prepared in accordance with accounting principles generally accepted in the United States, based upon our best estimates and judgments and giving due consideration to materiality.

The Company maintains accounting and control systems which are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and which produce records adequate for preparation of financial information. There are limits inherent in all systems of internal control based on the recognition that the cost of such systems should not exceed the benefits to be derived. We believe our systems provide this appropriate balance.

The Board of Directors pursues its responsibility for these financial statements through the Audit Committee, composed exclusively of independent directors. The Committee meets periodically with management, internal auditors and our independent auditors to discuss the adequacy of financial controls, the quality of financial reporting and the nature, extent and results of the audit effort. Both the internal auditors and independent auditors have private and confidential access to the Audit Committee at all times.



C. M. Connor
Chairman and Chief Executive Officer



S. P. Hennessy
Senior Vice President - Finance, Treasurer and Chief Financial Officer



J. L. Ault
Vice President - Corporate Controller

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
The Sherwin-Williams Company
Cleveland, Ohio

We have audited the accompanying consolidated balance sheets of The Sherwin-Williams Company and subsidiaries as of December 31, 2001, 2000 and 1999, and the related statements of consolidated income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Sherwin-Williams Company and subsidiaries at December 31, 2001, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.



Cleveland, Ohio
January 25, 2002

STATEMENTS OF CONSOLIDATED INCOME

(Thousands of Dollars Except Per Share Data)

	Year ended December 31,		
	2001	2000	1999
Net sales	$ 5,066,005	$5,211,624	$5,003,837
Cost of goods sold	2,846,376	2,904,013	2,755,323
Gross profit	2,219,629	2,307,611	2,248,514
Percent to net sales	*43.8%*	*44.3%*	*44.9%*
Selling, general and administrative expenses	1,729,855	1,740,367	1,673,449
Percent to net sales	*34.1%*	*33.4%*	*33.4%*
Impairment of long-lived assets		352,040	
Operating income	489,774	215,204	575,065
Percent to net sales	*9.7%*	*4.1%*	*11.5%*
Interest expense	54,627	62,026	61,168
Interest and net investment income	(4,087)	(4,981)	(5,761)
Other expense - net	14,785	14,753	29,540
Income before income taxes	424,449	143,406	490,118
Income taxes	161,291	127,380	186,258
Net income	$ 263,158	$ 16,026	$ 303,860
Net income per share:			
Basic	$ 1.69	$ .10	$ 1.81
Diluted	$ 1.68	$ .10	$ 1.80

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(Thousands of Dollars)

	December 31, 2001	2000	1999
ASSETS			
Current assets:			
Cash and cash equivalents	$ 118,814	$ 2,896	$ 18,623
Accounts receivable, less allowance	523,278	594,162	606,046
Inventories:			
Finished goods	530,916	597,472	591,912
Work in process and raw materials	101,847	106,255	111,476
	632,763	703,727	703,388
Deferred income taxes	104,672	104,662	108,899
Other current assets	127,418	146,092	141,143
Total current assets	1,506,945	1,551,539	1,578,099
Goodwill	672,397	705,547	1,039,555
Intangible assets	247,489	259,085	274,924
Deferred pension assets	393,587	364,351	334,094
Other assets	134,819	147,769	94,464
Property, plant and equipment:			
Land	64,447	65,546	62,517
Buildings	441,418	431,524	431,802
Machinery and equipment	1,024,701	980,560	913,346
Construction in progress	34,070	52,779	40,262
	1,564,636	1,530,409	1,447,927
Less allowances for depreciation	891,948	808,030	736,251
	672,688	722,379	711,676
Total Assets	$ 3,627,925	$ 3,750,670	$ 4,032,812
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term borrowings		$ 106,854	
Accounts payable	$ 454,410	448,799	$ 458,919
Compensation and taxes withheld	141,640	137,211	140,934
Current portion of long-term debt	111,852	12,920	119,949
Other accruals	326,854	334,891	335,691
Accrued taxes	106,597	74,568	85,396
Total current liabilities	1,141,353	1,115,243	1,140,889
Long-term debt	503,517	620,675	621,957
Postretirement benefits other than pensions	209,963	208,673	206,591
Other long-term liabilities	285,328	334,215	364,843
Shareholders' equity:			
Preferred stock - convertible, participating, no par value: 168,305 shares outstanding at December 31, 2001	168,305		
Unearned ESOP compensation	(168,305)		
Common stock - $1.00 par value: 153,978,356, 159,558,335 and 165,663,601 shares outstanding at December 31, 2001, 2000 and 1999, respectively	208,031	206,848	206,309
Other capital	200,643	158,650	150,887
Retained earnings	2,120,927	1,948,753	2,020,851
Treasury stock, at cost	(837,284)	(678,778)	(533,891)
Cumulative other comprehensive loss	(204,553)	(163,609)	(145,624)
Total shareholders' equity	1,487,764	1,471,864	1,698,532
Total Liabilities and Shareholders' Equity	$ 3,627,925	$ 3,750,670	$ 4,032,812

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS

(Thousands of Dollars)

	Year ended December 31,		
	2001	2000	1999
Operating Activities			
Net income	$ 263,158	$ 16,026	$ 303,860
Adjustments to reconcile net income to net operating cash:			
Impairment of long-lived assets		352,040	
Depreciation	109,187	108,906	105,350
Deferred income taxes	15,677	(26,886)	21,170
Provisions for qualified exit costs	5,302	3,304	6,331
Impairment charges-net on assets held for disposal	6,402	4,719	1,309
Provisions for environmental-related matters	5,609		16,334
Amortization of intangible assets	38,911	51,124	50,394
Defined benefit pension plans net credit	(29,366)	(29,629)	(28,083)
Income tax effect of ESOP on other capital	22,902		
Net increase in postretirement liability	2,990	3,682	3,428
Foreign currency related losses	2,277	2,115	3,333
Other	1,101	9,980	15,546
Change in working capital accounts:			
Decrease (increase) in accounts receivable	61,497	21,264	(28,212)
Decrease (increase) in inventories	72,132	6,188	(24,420)
Increase (decrease) in accounts payable	10,233	(21,790)	60,487
Increase (decrease) in accrued taxes	31,468	(11,744)	6,019
Other	17,035	(22,645)	3,650
Unusual tax-related payment	(65,677)		
Increase in long-term accrued taxes	419	10,005	15,715
Payments for environmental - related matters	(17,565)	(9,105)	(15,808)
Payments for qualified exit costs	(3,326)	(6,173)	(15,529)
Other	11,280	1,963	(13,808)
Net operating cash	561,646	463,344	487,066
Investing Activities			
Capital expenditures	(82,572)	(132,778)	(134,171)
Acquisitions of businesses	(15,162)	(60,108)	(15,427)
Increase in other investments	(16,614)	(51,163)	(23,435)
Proceeds from sale of assets	9,866	7,670	9,409
Other	13,590	(16,659)	(298)
Net investing cash	(90,892)	(253,038)	(163,922)
Financing Activities			
Net (decrease) increase in short-term borrowings	(106,854)	106,854	
Increase in long-term debt		8,487	
Payments of long-term debt	(16,210)	(116,344)	(98,982)
Payments of cash dividends	(90,984)	(88,124)	(80,954)
Proceeds from stock options exercised	17,798	6,419	7,107
Treasury stock purchased	(157,088)	(146,857)	(145,806)
Other	(786)	3,898	(2,225)
Net financing cash	(354,124)	(225,667)	(320,860)
Effect of exchange rate changes on cash	(712)	(366)	(2,794)
Net increase (decrease) in cash and cash equivalents	115,918	(15,727)	(510)
Cash and cash equivalents at beginning of year	2,896	18,623	19,133
Cash and cash equivalents at end of year	$ 118,814	$ 2,896	$ 18,623
Income taxes paid	$ 129,435	$ 156,514	$ 153,890
Interest paid	55,769	64,400	61,868

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

(Thousands of Dollars Except Per Share Data)

	Preferred Stock	Unearned ESOP Compensation	Common Stock	Other Capital	Retained Earnings	Treasury Stock	Cumulative Other Comprehensive Loss	Total
Balance at January 1, 1999			$ 205,701	$ 143,686	$ 1,797,945	$(386,465)	$ (44,927)	$1,715,940
Comprehensive income:								
Net income					303,860			303,860
Other comprehensive loss							(100,697)	(100,697)
Comprehensive income								203,163
Treasury stock purchased						(145,806)		(145,806)
Stock issued (tendered) for exercise of options			463	8,597		(252)		8,808
Stock tendered in connection with restricted stock grants						(1,368)		(1,368)
Restricted stock grants (net activity)			145	(69)				76
Stock acquired for trust				(1,327)				(1,327)
Cash dividends — $.48 per share					(80,954)			(80,954)
Balance at December 31, 1999			206,309	150,887	2,020,851	(533,891)	(145,624)	1,698,532
Comprehensive income:								
Net income					16,026			16,026
Other comprehensive loss							(17,985)	(17,985)
Comprehensive loss								(1,959)
Treasury stock purchased						(146,857)		(146,857)
Stock issued (tendered) for exercise of options			534	8,121		(365)		8,290
Restricted stock grants (net activity)			5	3,176				3,181
Stock acquired for trust				(1,199)				(1,199)
Treasury stock transferred to trust				(2,335)		2,335		
Cash dividends — $.54 per share					(88,124)			(88,124)
Balance at December 31, 2000			206,848	158,650	1,948,753	(678,778)	(163,609)	1,471,864
Comprehensive income:								
Net income					263,158			263,158
Other comprehensive loss							(40,944)	(40,944)
Comprehensive income								222,214
Treasury stock purchased						(157,088)		(157,088)
Issuance of preferred stock to pre-fund ESOP	$ 250,000	$(250,000)						
Income tax effect of ESOP				22,902				22,902
Redemption of preferred stock	(81,695)	81,695						
Stock issued (tendered) for exercise of options			1,031	19,947		(532)		20,446
Stock tendered in connection with restricted stock grants						(886)		(886)
Restricted stock grants (net activity)			152	979				1,131
Stock acquired for trust				(1,835)				(1,835)
Cash dividends — $.58 per share					(90,984)			(90,984)
Balance at December 31, 2001	$ 168,305	$(168,305)	$ 208,031	$ 200,643	$ 2,120,927	$(837,284)	$ (204,553)	$1,487,764

See notes to consolidated financial statements.

(Thousands of Dollars Unless Otherwise Indicated)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Consolidation. The consolidated financial statements include all controlled subsidiaries. Inter-company accounts and transactions have been eliminated.

Use of estimates. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Nature of operations. The Company is engaged in the manufacture, distribution and sale of coatings and related products to professional, industrial, commercial and retail customers primarily in North and South America.

Reportable segments. See Note 16.

Cash flows. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Fair value of financial instruments. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate fair value.

Short-term investments: The carrying amounts reported in the consolidated balance sheets for marketable debt and equity securities are based on quoted market prices and approximate fair value.

Investments in securities: The Company maintains certain long-term investments, classified as available for sale securities, in a fund to provide for payment of health care benefits of certain qualified employees. The estimated fair values of these securities, included in Other assets, of $10,182, $15,913, and $21,093 at December 31, 2001, 2000, and 1999, respectively, are based on quoted market prices.

Long-term debt (including current portion): The fair values of the Company's publicly traded debentures, shown below, are based on quoted market prices. The fair values of the Company's non-traded debt, also shown below, are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. See Note 7 for the fair value of interest rate swap contracts.

	December 31,					
	2001		2000		1999	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Publicly traded debt........	$603,762	$598,529	$613,709	$592,113	$726,017	$698,031
Non-traded debt........	13,184	12,571	19,886	17,752	15,889	14,792

Derivative instruments: The Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, effective January 1, 2001 with no impact on the Company's results of operations, liquidity or financial condition. SFAS No. 133 requires all derivative instruments to be recorded as either assets or liabilities at fair value. Gains or losses resulting from changes in the values of those derivative instruments may be recognized immediately or deferred depending on the use of the derivative or whether it's designated as a hedge. The Company utilizes derivative instruments as part of its overall financial risk management policy. The Company does not use derivative instruments for speculative or trading purposes. The Company entered into interest rate swap contracts during 2001 primarily to hedge against interest rate risks. See Note 7. The Company also entered into option and forward currency exchange contracts in 2001 primarily to hedge against foreign currency risk exposure. See Note 4.

Non-traded investments: It was not practicable to estimate the fair value of the Company's investment in certain non-traded investments because of the lack of quoted market prices and the inability to estimate fair values without incurring excessive costs. The carrying amounts, included in Other assets, of $13,771, $25,143, and $15,860 at December 31, 2001, 2000, and 1999, respectively, represent the Company's best estimate of current economic values of these investments.

Investment in life insurance. The Company invests in broad-based corporate owned life insurance. The cash surrender values of the policies, net of policy loans, are included in Other assets. The net expense associated with such investment is included in Other expense - net. Such expense was immaterial to Income before income taxes.

Impairment of long-lived assets. The Company evaluates the recoverability of long-lived assets and the related estimated remaining lives at each balance sheet date. The Company records an impairment or change in useful life whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or the useful life has changed in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." See Note 2. See Impact of recently issued accounting standards below for information on SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Goodwill. Goodwill represents the cost in excess of fair value of net assets acquired in business combinations accounted for by the purchase method and is amortized on a

(Thousands of Dollars Unless Otherwise Indicated)

straight-line basis over the expected period of benefit ranging from 10 to 40 years for acquisitions prior to July 1, 2001. Accumulated amortization of goodwill was $104,746, $84,827 and $107,365 at December 31, 2001, 2000, and 1999, respectively. See Note 2. The Company adopted SFAS No. 141, "Business Combinations," which supersedes Accounting Principles Board Opinion (APBO) No. 16, as required on July 1, 2001. SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations and changes the criteria to recognize intangible assets apart from goodwill. The adoption of this statement had no impact on the Company's results of operations, liquidity or financial condition. See Impact of recently issued accounting standards below for information on SFAS No. 142, "Goodwill and Other Intangible Assets."

Intangibles. Intangible assets include non-compete covenants, operating rights, patents, and trademarks. These assets are amortized on a straight-line basis over the expected period of benefit ranging from 2 to 40 years. Accumulated amortization of intangible assets, net of write-offs of fully amortized intangible assets in 2001, was $87,897, $129,320, and $119,125 at December 31, 2001, 2000, and 1999, respectively.

Property, plant and equipment. Property, plant and equipment is stated on the basis of cost. Depreciation is provided principally by the straight-line method. The major classes of assets and ranges of depreciation rates are as follows:

Buildings	2% - 6-2/3%
Machinery and equipment	4% - 20%
Furniture and fixtures	5% - 33-1/3%
Automobiles and trucks	10% - 33-1/3%

Letters of credit. The Company occasionally enters into standby letter of credit agreements to guarantee various operating activities. These agreements, which expire in 2002, provide credit availability to the various beneficiaries if certain contractual events occur. Amounts outstanding under these agreements totaled $14,400, $12,230, and $14,177 at December 31, 2001, 2000, and 1999, respectively.

Foreign currency translation. All consolidated non-highly inflationary foreign operations use the local currency of the country of operation as the functional currency and translate the local currency asset and liability accounts at year-end exchange rates while income and expense accounts are translated at average exchange rates. The resulting translation adjustments are included in Cumulative other comprehensive loss, a component of Shareholders' equity.

Comprehensive income. Cumulative other comprehensive loss consisted solely of foreign currency translation adjustments for all years presented.

Revenue recognition. Substantially all revenues are recognized when products are shipped and title has passed to unaffiliated customers.

Technical expenditures. Total technical expenditures include research and development costs, quality control, product formulation expenditures and other similar items. Research and development costs included in technical expenditures were $37,193, $33,927, and $27,200 for 2001, 2000, and 1999, respectively.

Advertising expenses. The cost of advertising is expensed as incurred. The Company incurred $236,259, $276,078, and $265,411 in advertising costs during 2001, 2000, and 1999, respectively.

Environmental matters. Capital expenditures for ongoing environmental compliance measures are recorded in the consolidated balance sheets, and related expenses are included in the normal operating expenses of conducting business. The Company is involved with environmental compliance, investigation and remediation activities at some of its current and former sites and at a number of third-party sites. The Company accrues for certain environmental remediation-related activities for which commitments or clean-up plans have been developed and for which costs can be reasonably estimated. All accrued amounts are recorded on an undiscounted basis. Accrued environmental remediation-related expenses include direct costs of remediation and indirect costs related to the remediation effort, such as compensation and benefits for employees directly involved in the remediation activities and fees paid to outside engineering, consulting and law firms. See Notes 4 and 9.

Stock-based compensation. The Company uses the intrinsic value method of accounting for stock-based compensation in accordance with APBO No. 25. See Note 12 for pro forma disclosure of net income and earnings per share under the fair value method of accounting for stock-based compensation as prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation."

Earnings per share. Shares of preferred stock held in an unallocated account of the ESOP (see Note 10) and common stock held in a revocable trust (see Note 11) are not considered outstanding shares for basic or diluted net income per share calculations. All references to "shares or per share information" throughout this report relate to common shares, unless otherwise indicated. Basic net income per share is computed based on the weighted-average number of shares outstanding during the year. Diluted net income per share is computed based on the weighted-average number of shares outstanding plus all dilutive securities potentially outstanding during the year. See Note 15. All references to net income or losses per share throughout this report are stated on a diluted per share basis, unless otherwise indicated.

Impact of recently issued accounting standards. During 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which supersedes APBO No. 17, "Intangible Assets." Goodwill and intangible assets deemed to

(Thousands of Dollars Unless Otherwise Indicated)

have indefinite lives will no longer be amortized but will be subject to impairment tests in accordance with SFAS No. 142. Other intangible assets will continue to be amortized over their useful lives. This statement is effective for fiscal years beginning after December 15, 2001 for goodwill and intangible assets acquired before July 1, 2001. However, this statement was effective July 1, 2001 for all goodwill and intangible assets acquired after June 30, 2001. The Company has adopted or will adopt SFAS No. 142 in the required periods. Application of the non-amortization provisions of the statement is expected to increase net income approximately $24.7 million for the full year 2002. Prior to the end of the first and second quarters of 2002, the Company will perform the required impairment tests of intangible assets deemed to have indefinite lives and the first step in testing goodwill for impairment, respectively, as of January 1, 2002. Management has not yet determined the effect on the Company's results of operations, financial condition or liquidity of any potential impairments resulting from such tests. Also during 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supercedes SFAS No. 121 and parts of APBO No. 30. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. This statement retains many of the fundamental provisions of SFAS No. 121 relating to assets to be held and used, but excludes goodwill and intangible assets that are not amortized. This statement also supercedes the accounting and reporting provisions for the disposal of a segment of a business found in APBO No. 30. The Company will adopt this statement as required, and management does not believe the adoption will have a material effect on the Company's results of operations, financial condition or liquidity.

Reclassification. Certain amounts in the 2000 and 1999 consolidated financial statements have been reclassified to conform with the 2001 presentation.

Note 2 – Impairment of Long-Lived Assets

During the fourth quarter of 2000, the Company recognized an impairment charge of $352,040 ($293,628 after tax or $1.80 per share) to reduce the carrying values of certain long-lived assets to their estimated fair values. Charges of $342,522 reduced goodwill while the remaining portion of the charge primarily reduced fixed assets. The impaired assets are part of the Consumer Segment related to the previous acquisitions of Thompson Minwax Holding Corp. and Pratt & Lambert United, Inc., and purchases of the assets of Sunshine Quality Products, Inc. and the Household and Professional Products Division of Grow Group, Inc. Current losses, cash flow deficiencies and cash flow shortfalls from expectations indicated an impairment review was necessary. Undiscounted future cash flows estimated by management established that impairment existed. The amount of impairment was estimated using a discounted cash flow valuation technique incorporating a discount rate commensurate with the risks involved for each group of assets.

Note 3 – Inventories

Inventories are stated at the lower of cost or market with cost determined principally on the last-in, first-out (LIFO) method which provides a better matching of current costs and revenues. The following presents the effect on inventories, net income and net income per share had the Company used the first-in, first-out (FIFO) inventory valuation method adjusted for income taxes at the statutory rate and assuming no other adjustments. This information is presented to enable the reader to make comparisons with companies using the FIFO method of inventory valuation.

	2001	2000	1999
Percentage of total inventories on LIFO	88%	89%	90%
Excess of FIFO over LIFO	$ 112,669	$ 110,124	$ 97,953
Decrease in net income due to LIFO	(1,567)	(7,916)	(894)
Decrease in net income per share due to LIFO	(.01)	(.05)	(.01)

Note 4 – Other Expense - Net

A summary of significant items included in Other expense - net is as follows:

	2001	2000	1999
Dividend and royalty income	$ (3,922)	$ (4,144)	$ (4,692)
Net (income) expense of financing and investing activities	(1,796)	10,926	7,084
Provisions for environmental matters - net (see Note 9)	5,609		15,402
Disposition and termination of operations expense - net (see Note 5)	7,304	6,968	3,830
Foreign currency related losses	2,277	2,115	3,333
Other expense (income)	5,313	(1,112)	4,583
	$ 14,785	$ 14,753	$ 29,540

The net (income) expense of financing and investing activities represents the net realized gains or losses from disposing of fixed assets, the net gain or loss associated with the investment in certain long-term asset funds, the net pretax expense associated with the Company's investment in broad-based corporate owned life insurance and other related fees.

Foreign currency related losses include foreign currency transaction losses and realized and unrealized gains and losses from foreign currency option and forward contracts. All foreign currency option and forward contracts outstanding at December 31, 2001 have maturity dates of less than twelve months and are undesignated hedges with value changes being recognized currently in earnings in accordance with SFAS No. 133. These derivative instrument

(Thousands of Dollars Unless Otherwise Indicated)

values are included in either Other current assets or Other accruals on the balance sheet and were immaterial at December 31, 2001. There were no foreign currency option and forward contracts outstanding at December 31, 2000 and 1999.

NOTE 5 – DISPOSITION AND TERMINATION OF OPERATIONS

The Company is continually re-evaluating its operating facilities against its long-term strategic goals. Upon commitment to a formal shutdown plan of an operating facility, provisions are made for all estimated qualified exit costs in accordance with Emerging Issues Task Force No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity" and other related accounting guidance. Qualified exit costs include primarily post-closure rent expenses, incremental post-closure costs and costs of employee terminations. Adjustments may be made to prior provisions for qualified exit costs if information becomes available upon which more accurate amounts can be reasonably estimated. Concurrently, property, plant and equipment is tested for impairment in accordance with SFAS No. 121 and, if impairment exists, carrying value is reduced to estimated net fair value. Adjustments may be made for subsequent revisions in estimated net fair value, not to exceed original asset carrying value before impairment.

During the fourth quarter of 2001, formal plans were approved to close two manufacturing facilities in the Paint Stores and Consumer Segments. During 2000, two research centers in the Automotive Finishes Segment and a distribution center in the Consumer Segment were closed. In 1999, two manufacturing facilities and a leased warehouse were closed in the Consumer Segment. Qualified exit costs were accrued and asset impairment charges recorded for all of these facilities. The following table summarizes disposition and termination of operations activities.

	2001	2000	1999
Qualified exit costs:			
Beginning accruals - January 1	$ 17,903	$ 20,772	$ 29,970
Provisions in Cost of goods sold	4,400	1,055	3,810
Adjustments to prior provisions in Other expense-net	902	2,249	2,521
Actual expenditures charged to accrual	(3,326)	(6,173)	(15,529)
Ending accruals - December 31	$ 19,879	$ 17,903	$ 20,772
Impairment charges-net on assets held for disposal included in Other expense-net	$ 6,402	$ 4,719	$ 1,309
Impact on net income relating to the disposition and termination of operations:			
Decrease in net income	$ 7,608	$ 5,215	$ 4,966
Decrease in net income per share	$ 0.05	$ 0.03	$ 0.03

Approximately 28 percent of the ending accrual for qualified exit costs at December 31, 2001 related to facilities shutdown in 2001 and 2000. The majority of expenditures related to these facilities are expected to be completed by the end of 2003. The remaining portion of the ending accrual primarily represents ongoing contractual expenses and post-closure demolition expenses related to certain owned facilities that have been closed and are involved in ongoing environmental-related activities. The Company cannot reasonably estimate when such matters will be concluded.

NOTE 6 – PENSION AND OTHER BENEFITS

The Company provides certain health care benefits for active employees. The plans are contributory and contain cost-sharing features such as deductibles and coinsurance. There were 16,512, 16,811, and 16,081 active employees entitled to receive benefits under these plans as of December 31, 2001, 2000, and 1999, respectively. The cost of these benefits for active employees is recognized as claims are incurred and amounted to $68,158, $58,782, and $52,640 for 2001, 2000, and 1999, respectively. The Company has a fund, to which it no longer intends to contribute, that provides for payment of health care benefits of certain qualified employees. Distributions from the fund were $8,113, $7,410, and $6,421 in 2001, 2000, and 1999, respectively.

The Company provides pension benefits to substantially all employees through noncontributory defined benefit or defined contribution plans. The Company's annual contribution for its defined contribution pension plans, which was based on 5 percent of compensation for covered employees, was $35,991, $33,043, and $31,512 in 2001, 2000, and 1999, respectively. Beginning January 1, 2002, the annual contribution increased to 6 percent of compensation for covered employees (see Note 10 for information related to a reduction in other annual contributions). Assets in employee accounts of the defined contribution pension plan are invested in various mutual funds as directed by the participants. These mutual funds do not own a significant number of shares of the Company's common stock.

Employees of the Company who were hired prior to January 1, 1993 and who are not members of a collective bargaining unit, and certain groups of employees added through acquisitions, are eligible for certain health care and life insurance benefits upon retirement from active service, subject to the terms, conditions and limitations of the applicable plans. There were 4,837, 4,855, and 4,831 retired employees entitled to receive benefits as of December 31, 2001, 2000, and 1999, respectively. The plans are unfunded.

(Thousands of Dollars Unless Otherwise Indicated)

A summary of the obligation and assets of the defined benefit pension plans and postretirement health care and life insurance benefits is as follows:

	Defined Benefit Pension Plans			Other Postretirement Benefits		
	2001	2000	1999	2001	2000	1999
Benefit obligation:						
Balance at beginning of year	$ 194,879	$ 170,632	$ 169,099	$ 247,936	$ 225,686	$ 217,627
Service cost	2,952	2,990	3,237	3,753	3,821	4,215
Interest cost	13,092	12,504	11,516	16,301	15,649	14,467
Actuarial loss (gain)	5,339	8,957	(1,106)	14,012	15,930	966
Plan amendments	875	738				
Plan mergers		9,446				
Other - net	202	208	181			
Benefits paid	(13,491)	(10,596)	(12,295)	(14,884)	(13,150)	(11,589)
Balance at end of year	203,848	194,879	170,632	267,118	247,936	225,686
Plan assets:						
Balance at beginning of year	554,454	523,453	492,384			
Actual return on plan assets	(1,551)	25,534	44,859			
Plan mergers		17,017				
Other - net	(1,420)	(954)	(1,495)			
Benefits paid	(13,491)	(10,596)	(12,295)			
Balance at end of year	537,992	554,454	523,453			
Excess (deficiency) of plan assets over benefit obligation:						
Balance at end of year	334,144	359,575	352,821	(267,118)	(247,936)	(225,686)
Unrecognized net asset			(1,279)			
Unrecognized actuarial loss (gain)	56,734	2,080	(20,262)	51,134	37,752	21,993
Unrecognized prior service cost (credit)	2,345	2,320	2,404	(8,879)	(11,689)	(14,498)
Net asset (liability) recognized in the consolidated balance sheets	$ 393,223	$ 363,975	$ 333,684	$(224,863)	$(221,873)	$(218,191)
Net asset (liability) recognized in the consolidated balance sheets consists of:						
Prepaid benefit cost	$ 393,587	$ 364,351	$ 334,094			
Long-term accrued benefit liability				$(209,963)	$(208,673)	$(206,591)
Amount included in current liabilities	(364)	(376)	(410)	(14,900)	(13,200)	(11,600)
	$ 393,223	$ 363,975	$ 333,684	$(224,863)	$(221,873)	$(218,191)
Weighted-average assumptions as of December 31:						
Discount rate	6.75%	7.00%	7.25%	6.75%	7.00%	7.25%
Expected long-term rate of return on assets	8.50%	8.50%	8.50%			
Rate of compensation increase	4.50%	5.00%	5.00%			
Health care cost trend rate				9.50%	6.00%	6.40%
Net periodic benefit (credit) cost:						
Service and interest cost	$ 16,044	$ 15,494	$ 14,753	$ 20,054	$ 19,470	$ 18,682
Net amortization and deferral	943	(490)	(699)	(2,149)	(2,814)	(2,768)
Expected return on assets	(46,353)	(44,633)	(42,137)			
Net periodic benefit (credit) cost	$ (29,366)	$ (29,629)	$ (28,083)	$ 17,905	$ 16,656	$ 15,914

(Thousands of Dollars Unless Otherwise Indicated)

At December 31, 2001, defined benefit pension plan assets included 2,025,200 shares of the Company's common stock with a market value of $55,693, which was 10.4 percent of total plan assets. Dividends received during the year from Company stock was $1,246.

The assumed health care cost trend rate is 8.9 percent for 2002 decreasing gradually to 5.5 percent for 2010 and thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects as of December 31, 2001:

	One-Percentage-Point	
	Increase	(Decrease)
Effect on total of service and interest cost components	$ 611	$ (592)
Effect on the postretirement benefit obligation	$ 8,889	$ (8,576)

Note 7 – Long-Term Debt

	Due Date	2001	2000	1999
6.85% Notes	2007	$ 199,839	$ 199,807	$ 199,775
7.375% Debentures	2027	149,914	149,910	149,907
7.45% Debentures	2097	149,414	149,408	149,402
6.5% Notes	2002		99,989	99,978
9.875% Debentures	2016	1,500	11,500	15,900
5% to 8.5% Promissory Notes	Through 2005	3,319	8,882	5,752
10.25% Promissory Note partially secured by land and building	Through 2003	1,108	1,179	1,243
Long-term debt before SFAS No. 133 adjustments		505,094	620,675	621,957
Fair value adjustments to 6.85% Notes in accordance with SFAS No.133		(1,577)		
		$ 503,517	$ 620,675	$ 621,957

Maturities of long-term debt are as follows for the next five years: $111,852 in 2002; $4,087 in 2003; $125 in 2004; $215 in 2005, and zero in 2006.

Interest expense on long-term debt was $44,582, $46,569, and $55,415 for 2001, 2000, and 1999, respectively.

During 2001, the Company entered into four separate interest rate swap contracts with a bank to hedge against changes in the fair value of a portion of the Company's 6.85% Notes. Each interest rate swap contract had a notional amount of $25,000. The Company has agreed to receive interest at a fixed rate of 6.85% and pay interest at six-month London Interbank Offered Rates plus points that vary by contract. These contracts have been designated as perfect fair value hedges of the 6.85% Notes. Accordingly, changes in the fair value of these contracts are recorded as assets or liabilities and offset changes in the carrying value of the 6.85% Notes. The fair value of the interest rate swap contracts represents unrealized losses of $1,577 at December 31, 2001 and is included in Other long-term liabilities on the balance sheet. The weighted average interest rate on these contracts was 3.98% at December 31, 2001. Management believes the risk of incurring losses related to credit risk of these contracts is remote. There were no interest rate swap agreements outstanding at December 31, 2000 and 1999.

The Company has 364-day and multi-year amended revolving credit agreements. The current agreements with effective dates of December 28, 2001 and January 3, 2001 reflect the following: 1) a 364-day agreement aggregating $112,200 expiring on December 27, 2002; and 2) a multi-year agreement aggregating $638,400, with $30,400, $190,400, and $417,600 expiring on January 3, 2003, 2005, and 2006, respectively. There were no borrowings outstanding under any revolving credit agreement during all years presented.

At December 31, 2000, borrowings outstanding under the commercial paper program totaled $106,854 and are included in Short-term borrowings on the balance sheet. The weighted-average interest rate related to these borrowings was 6.6% at December 31, 2000. There were no borrowings outstanding under this program at December 31, 2001 and 1999, respectively. The Company uses the revolving credit agreements to satisfy its commercial paper program's dollar for dollar liquidity requirement. The aggregate maximum borrowing capacity under the current revolving credit agreements as of December 28, 2001 limits the commercial paper program to a maximum borrowing capability of $750,600.

On October 6, 1997, the Company issued $50,000 of debt securities consisting of 5.5% notes, due October 15, 2027, with provisions that the holders, individually or in the aggregate, may exercise a put option on October 15, 1999 and annually thereafter that would require the Company to repay the securities. On October 15, 2000 and 1999, individual debt security holders exercised put options requiring the Company to repay $7,960 and $38,945 of these debt securities. The remaining balance of $3,095 at December 31, 2001 and 2000 and $11,055 at December 31, 1999 of these debt securities are included in Current portion of long-term debt on the balance sheets.

On December 24, 1997, the Company filed a shelf registration with the Securities and Exchange Commission covering $150,000 of unsecured debt securities with maturities greater than nine months from the date of issue. The Company may issue these securities from time to time in one or more series and will offer the securities on terms determined at the time of sale. There were no borrowings outstanding under this registration at December 31, 2001, 2000, and 1999.

(Thousands of Dollars Unless Otherwise Indicated)

On August 18, 1998, the Company filed a universal shelf registration statement with the Securities and Exchange Commission to issue debt securities, common stock and warrants up to $1,500,000. The registration was effective September 8, 1998. There were no borrowings outstanding under this registration at December 31, 2001, 2000, and 1999.

Note 8 – Operating Leases

The Company leases certain stores, warehouses, manufacturing facilities, office space and equipment. Renewal options are available on the majority of leases and, under certain conditions, options exist to purchase certain properties. Rental expense for operating leases was $141,072, $130,552, and $123,084 for 2001, 2000, and 1999, respectively. Certain store leases require the payment of contingent rentals based on sales in excess of specified minimums. Contingent rentals included in rent expense were $13,479, $12,423, and $11,530 in 2001, 2000, and 1999, respectively. Rental income, as lessor, from real estate leasing activities and sublease rental income for all years presented was not significant.

Following is a schedule, by year and in the aggregate, of future minimum lease payments under noncancellable operating leases having initial or remaining terms in excess of one year at December 31, 2001:

2002	$ 104,275
2003	85,430
2004	68,735
2005	51,987
2006	33,771
Later years	81,530
Total minimum lease payments	$ 425,728

Note 9 – Other Long-Term Liabilities

Included in Other long-term liabilities at December 31, 2001, 2000, and 1999 were accruals for extended environmental-related activities of $111,003, $116,594 and $124,096, respectively. The accrual for extended environmental-related activities represents the Company's provisions for estimated costs associated with some of its current and former sites. Also, the Company, together with other parties, has been designated a potentially responsible party under federal and state environmental protection laws for the remediation of hazardous waste at a number of third-party sites, primarily Superfund sites. In general, these laws provide that potentially responsible parties may be held jointly and severally liable for investigation and remediation costs regardless of fault. The Company provides for, and includes in Other long-term liabilities, its estimated potential long-term liability for investigation and remediation costs with respect to such third-party sites.

The Company initially provides for the estimated cost of environmental-related activities relating to its current, former and third-party sites when costs can be reasonably estimated. These estimates are determined based on currently available facts regarding each site. If the best estimate of costs can only be identified as a range and no specific amount within that range can be determined more likely than any other amount within the range, the minimum of the range is accrued. Actual costs incurred may vary from these estimates due to the inherent uncertainties involved. The Company believes that any additional liability in excess of amounts provided which may result from the resolution of such matters will not have a material adverse effect on the financial condition, liquidity or cash flow of the Company.

Current environmental-related liabilities are included in Other accruals on the consolidated balance sheets.

Note 10 – Stock Purchase Plan and Preferred Stock

As of December 31, 2001, 14,077 employees contributed to the Company's Employee Stock Purchase and Savings Plan (ESOP). Participants in the ESOP were allowed to contribute up to 11 percent of their annual compensation, up to 7 percent of which could be made on a pre-tax basis, to purchase common shares of the Company or invest in a government fund. Employees making contributions to purchase Company common stock received a matching contribution from the Company of 50 percent of the employee's pre and post-tax contributions, up to a maximum of 7 percent of their annual compensation, plus an additional variable match based on the Company's return on equity (54 percent for the year ended 2001). Beginning January 1, 2002, participants will be allowed to contribute, on a pre-tax basis only, the lesser of 20 percent of their annual compensation or the maximum dollar amount allowed under the Internal Revenue Code which may be invested in a variety of mutual funds or Company common stock. The Company will match such contributions up to 6 percent of annual compensation with Company common stock (see Note 6 for information related to an increase in other annual contributions). The ESOP was further amended to provide all participants the ability to diversify prior employee investments in Company common stock into a variety of mutual funds over a five year period. This right to diversify was previously only available to participants fifty-five years of age and older. The Company's contribution to the ESOP charged to operations was $33,744, $28,070, and $36,535 for 2001, 2000, and 1999, respectively. Additionally, the Company made contributions on behalf of participating employees, representing amounts authorized by employees to be withheld from their earnings, of $27,374, $26,636, and $22,581 in 2001, 2000, and 1999, respectively.

At December 31, 2001, there were 23,140,191 shares of the Company's common stock being held by the ESOP, representing 15.0 percent of the total number of voting

(Thousands of Dollars Unless Otherwise Indicated)

shares outstanding. Shares of Company common stock credited to each member's account under the ESOP are voted by the trustee under instructions from each individual plan member. Shares for which no instructions are received, along with any unallocated shares held in the ESOP, are voted by the trustee in the same proportion as those for which instructions are received.

On April 18, 2001, the Company issued 250,000 shares of convertible participating serial preferred stock, no par value with cumulative quarterly dividends of ten dollars per share, for $250,000 to the ESOP. The ESOP financed the acquisition of the preferred stock by borrowing $250,000 from the Company at the rate of 8 percent per annum. This borrowing is payable over ten years in equal quarterly installments. Each share of preferred stock is entitled to one vote upon all matters presented to the Company's shareholders and generally vote with the common stock together as one class. The preferred stock will be held in an unallocated account by the ESOP until compensation expense related to the Company's contributions is earned at which time contributions will be credited to the members' accounts. The value of the preferred stock is redeemable and convertible into the Company's common stock at the option of the ESOP based on the relative fair value of the preferred and common stock at time of conversion. The ESOP redeemed 81,695 shares of preferred stock for cash in 2001.

NOTE 11 – CAPITAL STOCK

	Common Shares in Treasury	Common Shares Outstanding
Balance at January 1, 1999	34,667,918	171,033,231
Shares tendered as payment for options exercised	8,392	(8,392)
Shares issued for exercise of stock options		462,598
Shares tendered in connection with restricted stock grants	44,236	(44,236)
Net shares issued under restricted stock grants		145,400
Treasury stock purchased	5,925,000	(5,925,000)
Balance at December 31, 1999	40,645,546	165,663,601
Shares tendered as payment for options exercised	8,757	(8,757)
Shares issued for exercise of stock options		533,991
Shares transferred to revocable trust	(165,000)	165,000
Net shares issued under restricted stock grants		4,500
Treasury stock purchased	6,800,000	(6,800,000)
Balance at December 31, 2000	47,289,303	159,558,335
Shares tendered as payment for options exercised	19,995	(19,995)
Shares issued for exercise of stock options		1,031,486
Shares tendered in connection with restricted stock grants	42,970	(42,970)
Net shares issued under restricted stock grants		151,500
Treasury stock purchased	6,700,000	(6,700,000)
Balance at December 31, 2001	54,052,268	153,978,356

An aggregate of 17,964,052 shares, 19,184,038 shares, and 19,722,529 shares of common stock at December 31, 2001, 2000 and 1999, respectively, were reserved for future grants of restricted stock and the exercise and future grants of stock options. Shares outstanding include 507,943 shares, 432,518 shares, and 215,150 shares of common stock held in a revocable trust at December 31, 2001, 2000, and 1999, respectively. At December 31, 2001, there were 300,000,000 shares of common stock and 30,000,000 shares of serial preferred stock authorized for issuance. Of the authorized serial preferred stock, 3,000,000 shares have been designated as cumulative redeemable serial preferred stock which may be issued pursuant to the Company's shareholders' rights plan if the Company becomes the target of coercive and unfair takeover tactics and 1,000,000 shares have been designated as convertible participating serial preferred stock (see Note 10).

(Thousands of Dollars Unless Otherwise Indicated)

NOTE 12 – STOCK PLAN

The Company's 1994 Stock Plan permits the granting of restricted stock, stock appreciation rights and stock options to eligible employees. The 1994 Stock Plan succeeded the 1984 Stock Plan which expired on February 15, 1994. Although no further grants may be made under the 1984 Stock Plan, all rights granted under such plan remain. The Company's 1997 Stock Plan for Nonemployee Directors provides for the granting of restricted stock and stock options to members of the Board of Directors who are not employees of the Company. There were 400,000 shares authorized as available for grant under the 1997 Stock Plan. Grants made pursuant to the 1997 Stock Plan are authorized by the Board of Directors.

Restricted stock grants, which generally require four years of continuous employment from the date of grant before vesting and receiving the shares without restriction, have been awarded to certain officers and key employees under the 1994 Stock Plan. The number of shares to be received without restriction is based on the Company's performance relative to a peer group of companies. Shares of restricted stock that vested and were delivered to officers and employees amounted to 116,000 and 120,400 during 2001 and 1999, respectively. No shares of restricted stock vested during 2000. At December 31, 2001, there were 388,000 shares of restricted stock outstanding. Unamortized deferred compensation expense with respect to the restricted stock grants amounted to $5,691, $3,036, and $4,249 at December 31, 2001, 2000, and 1999, respectively, and is being amortized over the four-year vesting period. Deferred compensation expense aggregated $1,130, $3,180, and $77 in 2001, 2000, and 1999, respectively. No stock appreciation rights have been granted.

A summary of restricted stock granted during 2001, 2000, and 1999 is as follows:

	2001	2000	1999
Shares granted	188,500	4,500	204,000
Weighted-average fair value of restricted shares granted during year	$ 25.72	$ 19.63	$ 23.77

Non-qualified and incentive stock options have been granted to certain officers and key employees under the plans at prices not less than fair market value of the shares, as defined by the plans, at the date of grant. The options generally become exercisable to the extent of one-third of the optioned shares for each full year following the date of grant and generally expire ten years after the date of grant. The number of options and any period of service required before the options may be exercised is determined by the Board of Directors at the time of grant. No options may be exercised more than ten years from the date of the grant.

The Company has elected to follow APBO No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation," requires use of highly subjective assumptions in option valuation models. Under APBO No. 25, because the exercise price of the Company's employee stock options is not less than fair market price of the shares at the date of grant, no compensation expense is recognized in the financial statements. Pro forma information regarding net income and earnings per share, determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123, is required by that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for all options granted:

	2001	2000	1999
Risk-free interest rate	4.00%	6.29%	5.34%
Expected life of option	3 years	3 years	3 years
Expected dividend yield of stock	2.00%	2.00%	2.00%
Expected volatility of stock	0.353	0.305	0.265

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, it is management's opinion that the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The amounts below represent the pro forma information calculated through use of the Black-Scholes model. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

	2001	2000	1999
Pro forma net income	$253,892	$ 9,617	$ 297,107
Pro forma net income per share:			
Basic	$ 1.63	$ .06	$ 1.77
Diluted	$ 1.62	$ .06	$ 1.76

(Thousands of Dollars Unless Otherwise Indicated)

A summary of the Company's stock option activity and related information for the years ended December 31, 2001, 2000 and 1999 is shown in the following table:

	2001		2000		1999	
	Optioned Shares	Weighted-Average Exercise Price	Optioned Shares	Weighted-Average Exercise Price	Optioned Shares	Weighted-Average Exercise Price
Outstanding beginning of year	12,588,310	$ 22.47	10,724,653	$ 22.78	6,259,702	$ 22.89
Granted	3,070,700	24.29	2,820,900	19.75	5,292,350	22.33
Exercised	(1,031,486)	17.26	(533,991)	12.02	(462,598)	15.36
Canceled	(498,348)	24.10	(423,252)	24.62	(364,801)	27.69
Outstanding end of year	14,129,176	$ 23.19	12,588,310	$ 22.47	10,724,653	$ 22.78
Exercisable at end of year	7,681,476	$ 23.75	5,923,537	$ 23.31	3,971,139	$ 21.09
Weighted-average fair value of options granted during year	$ 5.36		$ 4.72		$ 4.67	
Reserved for future grants	3,834,876		6,595,728		8,997,876	

Exercise prices for optioned shares outstanding as of December 31, 2001 ranged from $13.63 to $35.34. A summary of these options by range of exercise prices is as follows:

	Outstanding			Exercisable	
Range of Exercise Prices	Optioned Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (years)	Optioned Shares	Weighted-Average Exercise Price
< $19.00	529,065	$ 16.56	3.62	469,055	$ 16.38
$19.00 - $22.99	6,097,641	20.15	7.60	3,286,201	20.27
$23.00 - $28.99	5,919,720	25.24	8.12	2,367,491	26.31
> $28.99	1,582,750	29.43	6.18	1,558,729	29.43
	14,129,176	$23.19	7.46	7,681,476	$23.75

NOTE 13 – INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using the enacted tax rates and laws that are currently in effect. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2001, 2000 and 1999 are as follows:

	2001	2000	1999
Deferred tax assets:			
Dispositions, environmental and other similar items	$ 54,856	$ 55,220	$ 56,123
Other items (each less than 5% of total assets)	107,726	98,107	94,196
Total deferred tax assets	$162,582	$153,327	$150,319
Deferred tax liabilities:			
Depreciation and amortization	$ 49,164	$ 35,691	$ 66,374
Deferred employee benefit items	58,535	50,333	42,785
Total deferred tax liabilities	$107,699	$ 86,024	$109,159

Significant components of the provisions for income taxes are as follows:

	2001	2000	1999
Current:			
Federal	$118,882	$125,393	$128,185
Foreign	9,893	6,211	11,787
State and local	16,839	22,662	25,116
Total current	145,614	154,266	165,088
Deferred:			
Federal	15,374	(27,386)	14,388
Foreign	(2,458)	6,213	3,851
State and local	2,761	(5,713)	2,931
Total deferred	15,677	(26,886)	21,170
Total income tax expense	$161,291	$127,380	$186,258

Significant components of income before income taxes as used for income tax purposes, are as follows:

	2001	2000	1999
Domestic	$393,200	$ 90,412	$411,626
Foreign	31,249	52,994	78,492
	$424,449	$143,406	$490,118

(Thousands of Dollars Unless Otherwise Indicated)

A reconciliation of the statutory federal income tax rate and the effective tax rate follows:

	2001	2000	1999
Statutory tax rate	35.0%	35.0%	35.0%
Effect of:			
State and local taxes	3.0	7.7	3.7
Investment vehicles	1.3	(7.3)	(1.5)
Impairment of long-lived assets		51.0	
Other - net	(1.3)	2.5	0.8
Effective tax rate	38.0%	88.9%	38.0%

A portion of the impairment of long-lived assets charge in 2000 related to goodwill was not deductible for tax purposes. The effect on the statutory federal income tax rate is shown separately in the previous table. The state and local tax effect is not shown seperately. The remaining portion of the impairment charge created federal, state and local deferred tax benefits due to the significant temporary differences between the reduced financial carrying amounts and amounts used for tax purposes.

The provisions for income taxes include estimated taxes payable on that portion of retained earnings of foreign subsidiaries expected to be received by the Company. A provision was not made with respect to $11,473 of retained earnings at December 31, 2001 that have been invested by foreign subsidiaries. It is not practicable to estimate the amount of unrecognized deferred tax liability for undistributed foreign earnings.

Netted against the Company's other deferred tax assets are valuation reserves of $10,200, $9,082 and $16,211 at December 31, 2001, 2000, and 1999, respectively, resulting from the uncertainty as to the realization of the tax benefits from certain foreign net operating losses and certain other foreign assets.

NOTE 14 – SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

2001

Quarter	Net Sales	Gross Profit	Net Income	Net Income per Share – Basic	Net Income per Share – Diluted
1st	$ 1,158,370	$ 489,023	$ 36,924	$ .23	$ .23
2nd	1,407,514	608,537	90,480	.58	.58
3rd	1,366,768	601,039	90,321	.58	.58
4th	1,133,353	521,029	45,433	.29	.30

Net income in the fourth quarter was decreased by $2,092 ($.01 per share) due to certain year-end adjustments. Gross profit increased by $18 ($12 after-tax, no per share impact) as a result of physical inventory adjustments of $4,418 ($2,872 after-tax, $.02 per share) offset by fourth quarter provisions for qualified exit costs associated with certain facility closings of $4,400 ($2,860 after-tax, $.02 per share). Selling and Administrative expenses decreased $11,735 ($7,628 after-tax, $.05 per share) due to the reduction of $10,368 ($6,739 after-tax, $.04 per share) in certain annual selling expenses related to lower sales, and certain other adjustments of $1,367 ($889 after-tax, $.01 per share). Other expense–net increased $14,972 ($9,732 after-tax, $.06 per share) due primarily to the provisions for the estimated costs of environmental-related matters at current, former and third party sites of $5,609 ($3,645 after-tax, $.02 per share), impairment charges and adjustments to prior provisions related to facility closings of $7,304 ($4,748 after-tax, $.03 per share), and other year-end adjustments of $2,059 ($1,339 after-tax, $.01 per share).

2000

Quarter	Net Sales	Gross Profit	Net Income (Loss)	Net Income (Loss) per Share – Basic	Net Income (Loss) per Share - Diluted
1st	$ 1,221,916	$ 516,244	$ 40,923	$ .25	$ .25
2nd	1,429,267	641,474	115,843	.71	.71
3rd	1,411,903	626,095	106,719	.66	.66
4th	1,148,538	523,798	(247,459)	(1.55)	(1.55)

The fourth quarter net loss resulted from an after-tax charge for the impairment of long-lived assets of $293,628 or $1.84 per share ($1.80 per share for the year due to the effect of dilution and higher average shares outstanding). Net income in the fourth quarter of $46,169, excluding the impairment charge, was decreased by $484, no per share impact, due to certain year-end adjustments. Gross profit increased by $8,666 ($5,633 after-tax, $.04 per share) primarily as a result of physical inventory adjustments of $9,889 ($6,428 after-tax, $.04 per share) partially offset by fourth quarter provisions for qualified exit costs associated with certain facility closings of $1,055 ($686 after-tax, no per share impact). Administrative expenses increased $1,288 ($838 after-tax, $.01 per share) due to other year-end adjustments. Other expense-net increased $8,122 ($5,279 after-tax, $.03 per share) due primarily to fourth quarter impairment charges and adjustments to prior provisions related to facility closings of $6,968 ($4,529 after-tax, $.03 per share).

(Thousands of Dollars Unless Otherwise Indicated)

NOTE 15 – NET INCOME PER SHARE

	2001	2000	1999
Basic			
Average shares outstanding	155,557,085	161,911,789	167,924,660
Net income	$ 263,158	$ 16,026	$ 303,860
Net income per share	$ 1.69	$ .10	$ 1.81
Diluted			
Average shares outstanding	155,557,085	161,911,789	167,924,660
Non-vested restricted stock grants	321,500	279,300	263,567
Stock options - treasury stock method	1,014,950	503,982	838,069
Average shares assuming dilution	156,893,535	162,695,071	169,026,296
Net income	$ 263,158	$ 16,026	$ 303,860
Net income per share	$ 1.68	$ .10	$ 1.80

NOTE 16 – REPORTABLE SEGMENT INFORMATION

The Company reports its segment information in five reportable segments—the Paint Stores, Consumer, Automotive Finishes, International Coatings (collectively, the "Operating Segments") and Administrative Segments—in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires an enterprise to report segment information in the same way that management internally organizes its business for assessing performance and making decisions regarding allocation of resources. See page 2 and pages 8 through 15 of this report for more information about reportable segments.

The Company's chief operating decision maker has been identified as the Chief Executive Officer because he has final authority over performance assessment and resource allocation decisions. Because of the global, diverse operations of the Company, the chief operating decision maker regularly receives discrete financial information about each reportable segment as well as a significant amount of additional financial information about certain aggregated divisions, business units and subsidiaries of the Company. The chief operating decision maker uses all such financial information for performance assessment and resource allocation decisions. Factors considered in determining the five reportable segments of the Company include the nature of the business activities, existence of managers responsible for the operating and administrative activities and information presented to the Board of Directors. The chief operating decision maker evaluates the performance of the Operating Segments and allocates resources based on profit or loss and cash generated from operations before income taxes, excluding corporate expenses and financing gains and losses. The accounting policies of the reportable segments are the same as those described in Note 1.

The Paint Stores Segment consists of 2,573 company-operated specialty paint stores in the United States, Canada, Virgin Islands, Puerto Rico and Mexico. Each division and business unit of the Segment is engaged in the related business activity of selling the Company's own manufactured coatings and related products to end-use customers. During 2001, this Segment opened or acquired 85 net new stores, remodeled 6 and relocated 38. The net new stores consisted of 83 stores in the United States, 2 in Canada, and 1 in Puerto Rico along with 1 closing in Mexico. In 2000, there were 92 net new stores opened or acquired (79 in the United States). In 1999, there were 73 net new stores opened (66 in the United States). This Segment also manufactures original equipment manufacturer (OEM) product finishes sold through certain shared or dedicated paint stores and by direct outside sales representatives. In addition to stores, operations in Mexico include a manufacturing facility, distribution activities and outside selling functions to dealers and other distributors.

The Paint Stores Segment is the exclusive North American marketer and seller of Sherwin-Williams® branded architectural coatings, industrial and marine products, OEM product finishes and related items produced by its Mexican operations, its product finishes manufacturing and by the Consumer Segment. The loss of any single customer would not have a material adverse effect on the business of this Segment. A map on page 18 of this report shows the number of paint stores and their geographical location.

The Consumer Segment develops, manufactures and distributes a variety of paint, coatings and related products to third party customers and the Paint Stores Segment. Approximately 44 percent of the total sales of the Consumer Segment in 2001, including inter-segment transfers, represented products sold through the Paint Stores Segment. Sales and marketing of certain control-branded and private labeled products is performed by a direct sales staff. The products distributed through third party customers are intended for resale to the ultimate end-user of the product. The Consumer Segment has sales to certain customers that, individually, may be a significant portion of the sales of the Segment. However, the loss of any single customer would not have a material adverse effect on the overall profitability of the Segment. This Segment incurs most of the Company's capital expenditures related to ongoing environmental compliance measures.

The Automotive Finishes Segment develops, manufactures and distributes a variety of motor vehicle finish, refinish and touch-up products primarily throughout North and South America, the Caribbean Islands, and Italy. This Segment also licenses certain technology and trade names worldwide. Sherwin-Williams® branded automotive finish and refinish products are distributed throughout North America solely through this Segment's network of 124 company-operated automotive branches in the United States

(Thousands of Dollars Unless Otherwise Indicated)

and 17 in Canada. Additional automotive branches in Jamaica (14) and Chile (19) complete this Segment's worldwide network. At December 31, 2001, this Segment included 11 foreign wholly-owned subsidiaries in 8 foreign countries and 10 licensing agreements in 14 foreign countries. A map on page 18 of this report shows the number of branches and their geographical location.

The International Coatings Segment develops, licenses, manufactures and distributes a variety of paint, coatings and related products worldwide. The majority of the sales from licensees and subsidiaries occur in South America, the Segment's most important international market. This Segment sells its products through 33 company-operated specialty paint stores in Chile and 19 in Brazil, and by outside selling functions to dealers and other distributors. At December 31, 2001, this Segment included 12 foreign wholly-owned subsidiaries in 8 foreign countries, 4 foreign joint ventures and 30 licensing agreements in 21 foreign countries.

The Administrative Segment includes the administrative expenses of the Company's and certain consolidated subsidiaries' headquarters sites. This Segment includes interest expense which is unrelated to retail real estate leasing activities, investment income, certain foreign currency transaction losses related to dollar-denominated debt and foreign currency option and forward contracts, certain expenses related to closed facilities and environmental-related matters, and other expenses which are not directly associated with any Operating Segment. Administrative expenses do not include any significant foreign operations. Also included in the Administrative Segment is a real estate management unit that is responsible for the ownership, management, leasing of non-retail properties held primarily for use by the Company, including the Company's headquarters site, and disposal of idle facilities. Sales of the Administrative Segment represent external leasing revenue of excess headquarters space or leasing of facilities no longer used by the Company in its operations. Gains and losses from the sale of property are not a significant operating factor in determining the performance of this Segment.

Net external sales of all consolidated foreign subsidiaries were $504 million, $540 million, and $497 million for 2001, 2000, and 1999, respectively. Operating profits of all consolidated foreign subsidiaries were $17 million, $32 million, and $70 million for 2001, 2000, and 1999, respectively. Domestic operations account for the remaining net sales and operating profits. Long-lived assets consist of net property, plant and equipment, goodwill, and intangibles. Long-lived assets of consolidated foreign subsidiaries totaled $211 million, $245 million, and $242 million at December 31, 2001, 2000, and 1999, respectively. The consolidated total of long-lived assets for the Company was $1,593 million, $1,687 million, and $2,026 million at December 31, 2001, 2000, and 1999, respectively. No single geographic area outside the United States was significant relative to consolidated net external sales or operating profits. Export sales and sales to any individual customer were each less than 10 percent of consolidated sales to unaffiliated customers during all years presented.

In the reportable segment financial information that follows, operating profit is total revenue, including inter-segment transfers, less operating costs and expenses. Identifiable assets are those directly identified with each reportable segment. Administrative Segment assets consist primarily of cash, investments, deferred pension assets, and headquarters property, plant and equipment. The operating margin for each Operating Segment is based upon total external sales and inter-segment transfers. Domestic inter-segment transfers are accounted for at the approximate fully absorbed manufactured cost plus distribution costs. International inter-segment transfers are accounted for at values comparable to normal unaffiliated customer sales.

(Millions of Dollars)

	2001	2000	1999	1998	1997
NET EXTERNAL SALES					
Paint Stores	$ 3,206	$ 3,185	$ 3,002	$ 2,822	$ 2,639
Consumer	1,109	1,219	1,224	1,282	1,409
Automotive Finishes	464	493	471	474	476
International Coatings	280	307	299	348	350
Administrative	7	8	8	8	7
Consolidated totals	$ 5,066	$ 5,212	$ 5,004	$ 4,934	$ 4,881
OPERATING PROFITS					
Paint Stores	$ 390	$ 411	$ 377	$ 347	$ 315
Consumer	108	(210)*	155	125	167
Automotive Finishes	51	61	67	65	64
International Coatings	5	18	34	24	36
Administrative:					
Interest expense	(54)	(60)	(59)	(70)	(79)
Corporate expenses and other	(76)	(77)	(84)	(51)	(76)
Income before income taxes	$ 424	$ 143*	$ 490	$ 440	$ 427
IDENTIFIABLE ASSETS					
Paint Stores	$ 954	$ 1,018	$ 930	$ 881	$ 832
Consumer	1,296	1,360*	1,804	1,850	1,938
Automotive Finishes	329	349	279	275	274
International Coatings	261	298	294	356	312
Administrative	788	726	726	689	680
Consolidated totals	$ 3,628	$ 3,751*	$ 4,033	$ 4,051	$ 4,036
CAPITAL EXPENDITURES					
Paint Stores	$ 36	$ 48	$ 49	$ 57	$ 56
Consumer	18	40	40	37	57
Automotive Finishes	11	29	10	8	14
International Coatings	7	6	11	15	13
Administrative	11	10	24	29	24
Consolidated totals	$ 83	$ 133	$ 134	$ 146	$ 164
DEPRECIATION					
Paint Stores	$ 47	$ 45	$ 42	$ 38	$ 40
Consumer	31	28	29	30	24
Automotive Finishes	9	9	8	8	7
International Coatings	6	6	6	6	6
Administrative	16	21	20	16	13
Consolidated totals	$ 109	$ 109	$ 105	$ 98	$ 90
OPERATING SEGMENT MARGINS					
Paint Stores	12.1%	12.9%	12.5%	12.3%	11.9%
Consumer	5.5%	(10.1%)*	7.6%	6.1%	8.0%
Automotive Finishes	10.2%	11.5%	13.3%	12.8%	12.5%
International Coatings	1.8%	5.9%	11.4%	6.9%	10.2%
Operating segment totals	9.3%	4.6%*	10.8%	9.8%	10.4%
INTERSEGMENT TRANSFERS					
Paint Stores	$ 9	$ 10	$ 8	$ 5	
Consumer	858	860	817	771	$ 666
Automotive Finishes	34	36	31	34	37
International Coatings					2
Administrative	9	11	12	11	9
Segment totals	$ 910	$ 917	$ 868	$ 821	$ 714

* Includes charge and reduction in asset value of $352 in 2000 for impairment of long-lived assets. See note 2.

DIRECTORS, OFFICERS, OPERATING PRESIDENTS

BOARD OF DIRECTORS

James C. Boland, 62*
President and Chief Executive Officer
CAVS/Gund Arena Company

John G. Breen, 67
Retired, former Chairman, Chief Executive Officer and President
The Sherwin-Williams Company

Duane E. Collins, 65
Chairman
Parker-Hannifin Corporation

Christopher M. Connor, 45
Chairman and Chief Executive Officer
The Sherwin-Williams Company

Daniel E. Evans, 65
Retired, former Chairman, Chief Executive Officer and Secretary
Bob Evans Farms, Inc.

Robert W. Mahoney, 65*
Retired, former Chairman, Chief Executive Officer and President
Diebold, Incorporated

Gary E. McCullough, 43
Senior Vice President - Americas
Wm. Wrigley Jr. Company

A. Malachi Mixon, III, 61
Chairman and Chief Executive Officer
Invacare Corporation

Curtis E. Moll, 62*
Chairman and Chief Executive Officer
MTD Products, Inc.

Joseph M. Scaminace, 48
President and Chief Operating Officer
The Sherwin-Williams Company

Richard K. Smucker, 53*
President and Co-Chief Executive Officer
The J. M. Smucker Company

CORPORATE OFFICERS

Christopher M. Connor, 45**
Chairman and Chief Executive Officer

Joseph M. Scaminace, 48**
President and Chief Operating Officer

Sean P. Hennessy, 44**
Senior Vice President - Finance, Treasurer and Chief Financial Officer

Thomas E. Hopkins, 44**
Senior Vice President - Human Resources

Conway G. Ivy, 60**
Senior Vice President - Corporate Planning and Development

John L. Ault, 56**
Vice President - Corporate Controller

Cynthia D. Brogan, 50
Vice President and Assistant Treasurer

Mark J. Dvoroznak, 43
Vice President - Corporate Audit and Loss Prevention

James J. Sgambellone, 44
Vice President - Taxes and Assistant Secretary

Louis E. Stellato, 51**
Vice President, General Counsel and Secretary

Richard M. Weaver, 47
Vice President - Administration

OPERATING PRESIDENTS

Thomas S. Brummett, 56
President & General Manager
Eastern Division
Paint Stores Group

Robert J. Davisson, 41
President & General Manager
Southeastern Division
Paint Stores Group

Michael A. Galasso, 54**
President & General Manager
International Division

Timothy A. Knight, 37
President & General Manager
Diversified Brands Division

Blair P. LaCour, 55
President & General Manager
Mid Western Division
Paint Stores Group

John G. Morikis, 38**
President
Paint Stores Group

Ronald P. Nandor, 42**
President & General Manager
Automotive Division

Steven J. Oberfeld, 49
President & General Manager
South Western Division
Paint Stores Group

Harvey P. Sass, 44
President & General Manager
Wood Care Division

Thomas W. Seitz, 53**
President & General Manager
Consumer Division

Robert A. Taylor, 48
President & General Manager
Chemical Coatings Division
Paint Stores Group

*Audit Committee Member
**Executive Officer as defined by the Securities Exchange Act of 1934

SHAREHOLDER INFORMATION

Annual Meeting

The annual meeting of shareholders will be held at 9:00 A.M., April 24, 2002 in the Landmark Conference Center, 927 Midland Building, 101 Prospect Avenue, N.W., Cleveland, Ohio.

Investor Relations

Conway G. Ivy
The Sherwin-Williams Company
101 Prospect Avenue, N.W.
Cleveland, Ohio 44115-1075
Internet: www.sherwin.com

Form 10-K

The Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available without charge. To obtain a copy, contact the Investor Relations Office.

Dividend Reinvestment Program

A dividend reinvestment program is available to shareholders of common stock. For information, contact our transfer agent, The Bank of New York.

Headquarters

The Sherwin-Williams Company
101 Prospect Avenue, N.W.
Cleveland, Ohio 44115-1075
(216) 566-2000

Independent Auditors

Ernst & Young LLP
Cleveland, Ohio

Stock Trading

Sherwin-Williams Common Stock–Symbol, SHW–is traded on the New York Stock Exchange.

Transfer Agent & Registrar

The Bank of New York
Shareholder Relations
Department-11E
P.O. Box 11258
Church Street Station
New York, NY 10286
1-866-537-8703
E-mail address:
Shareowner-svcs@Email.bony.com
Internet: www.stockbny.com

Common Stock Trading Statistics

	2001	2000	1999	1998	1997
High	$ 28.23	$ 27.625	$ 32.875	$ 37.875	$ 33.375
Low	19.73	17.125	18.750	19.438	24.125
Close December 31	27.50	26.313	21.000	29.375	27.750
Shareholders of record	10,281	10,813	11,475	11,929	11,964
Shares traded (thousands)	162,219	158,349	161,118	128,942	98,855

Quarterly Stock Prices and Dividends

2001				2000			
Quarter	High	Low	Dividend	Quarter	High	Low	Dividend
1st	$ 27.25	$ 23.52	$ .145	1st	$ 23.000	$ 17.125	$ .135
2nd	26.51	19.73	.145	2nd	27.625	21.172	.135
3rd	23.88	19.95	.145	3rd	24.625	19.875	.135
4th	28.23	21.27	.145	4th	26.563	18.875	.135



























SWP
COVER
THE
EARTH
SHERWIN
WILLIAMS

The Sherwin-Williams Company
101 Prospect Avenue, N.W.
Cleveland, Ohio 44115-1075
sherwin-williams.com